UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2019 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Fourth quarter 2019 report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
8	Group performance

2.	UBS business divisions and Corporate Center
18	Global Wealth Management
21	Personal & Corporate Banking
26	Asset Management
29	Investment Bank
32	Corporate Center

3.	Risk, treasury and capital management
36	Risk management and control
40	Balance sheet, liquidity and funding management
42	Capital management

4.	Consolidated financial information
56	UBS Group AG interim consolidated financial information (unaudited)
71	UBS AG interim consolidated financial information (unaudited)

Appendix

76	Abbreviations frequently used in our financial reports
79	Information sources
80	Cautionary statement

Publication of the Annual Report 2019:                               Friday, 28 February 2020
Publication of the first quarter 2020 report:                          Tuesday, 28 April 2020
Annual General Meeting 2020:                                           Wednesday, 29 April 2020
Publication of the second quarter 2020 report:                     Tuesday, 21 July 2020
Publication of the third quarter 2020 report:                        Tuesday, 20 October 2020

Corporate calendar UBS AG*

Publication of the Annual Report 2019:                               Friday, 28 February 2020

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

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London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from our
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
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Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2019 report

Our key figures

	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18
Group results
Operating income	7,052	7,088	6,972	28,889	30,213
Operating expenses	6,124	5,743	6,492	23,312	24,222
Operating profit / (loss) before tax	928	1,345	481	5,577	5,991
Net profit / (loss) attributable to shareholders	722	1,049	315	4,304	4,516
Diluted earnings per share (USD)[1]	0.19	0.28	0.08	1.14	1.18
Profitability and growth[2]
Return on equity (%)[3]	5.2	7.7	2.4	7.9	8.6
Return on tangible equity (%)[4]	5.9	8.7	2.7	9.0	9.8
Return on common equity tier 1 capital (%)[5]	8.2	12.1	3.7	12.4	13.1
Return on risk-weighted assets, gross (%)[6]	10.8	10.8	10.8	11.0	11.8
Return on leverage ratio denominator, gross (%)[6]	3.1	3.1	3.1	3.2	3.3
Cost / income ratio (%)[7]	86.8	80.6	92.4	80.5	79.9
Adjusted cost / income ratio (%)[8]	82.8	79.1	92.2	78.9	79.5
Effective tax rate (%)	21.6	21.9	34.4	22.7	24.5
Net profit growth (%)[9]	129.4	(16.2)		(4.7)	366.0
Resources
Total assets	972,183	973,118	958,489	972,183	958,489
Equity attributable to shareholders	54,533	56,187	52,928	54,533	52,928
Common equity tier 1 capital[10]	35,582	34,673	34,119	35,582	34,119
Risk-weighted assets[10]	259,208	264,626	263,747	259,208	263,747
Common equity tier 1 capital ratio (%)[10]	13.7	13.1	12.9	13.7	12.9
Going concern capital ratio (%)[10]	20.0	19.2	17.5	20.0	17.5
Total loss-absorbing capacity ratio (%)[10]	34.6	33.3	31.7	34.6	31.7
Leverage ratio denominator[10]	911,325	901,914	904,598	911,325	904,598
Common equity tier 1 leverage ratio (%)[10]	3.90	3.84	3.77	3.90	3.77
Going concern leverage ratio (%)[10]	5.7	5.6	5.1	5.7	5.1
Total loss-absorbing capacity leverage ratio (%)[10]	9.8	9.8	9.3	9.8	9.3
Liquidity coverage ratio (%)[11]	134	138	136	134	136
Other
Invested assets (USD billion)[12]	3,607	3,422	3,101	3,607	3,101
Personnel (full-time equivalents)	68,662	67,634	66,888	68,662	66,888
Market capitalization[13]	45,661	41,210	45,907	45,661	45,907
Total book value per share (USD)[13]	15.08	15.47	14.35	15.08	14.35
Total book value per share (CHF)[13,14]	14.60	15.45	14.11	14.60	14.11
Tangible book value per share (USD)[13]	13.29	13.67	12.55	13.29	12.55
Tangible book value per share (CHF)[13,14]	12.87	13.64	12.33	12.87	12.33

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information about our performance targets.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    4 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on common equity tier 1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    5 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.    6 Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average risk-weighted assets and average leverage ratio denominator, respectively.    7 Calculated as operating expenses divided by operating income before credit loss expense or recovery.    8 Calculated as adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery.    9 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of comparison period.    10 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    11 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    12 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    13 Refer to “UBS shares” in the “Capital management” section of this report for more information.    14 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Performance measures: reasons for use

Return on equity                                               This measure provides information about the profitability of the business in relation to equity.

Return on tangible equity                                 This measure provides information about the profitability of the business in relation to tangible equity.

Return on common equity tier 1 capital                   This measure provides information about the profitability of the business in relation to common equity tier 1 capital.

Return on risk-weighted assets, gross              This measure provides information about the revenues of the business in relation to risk-weighted assets.

Return on leverage ratio denominator, gross           This measure provides information about the revenues of the business in relation to leverage ratio denominator.

Cost / income ratio                                           This measure provides information about the efficiency of the business by comparing operating expenses with gross income.

Adjusted cost / income ratio                             This measure provides information about the efficiency of the business by comparing operating expenses with gross income,              while  excluding items that management believes are not representative of the underlying performance of the businesses.

Net profit growth                                             This measure provides information about profit growth in comparison with the prior-year period.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Changes to our performance targets

In connection with the completion of our annual planning process, we are updating our performance targets and capital and resource guidance effective in 2020. These are reflected in the table below.

Our updated performance targets are based on reported results. Therefore, from the first quarter of 2020, we will no longer disclose adjusted results in our financial reports. We will continue to provide disclosure of restructuring and litigation expenses as well as other material profit or loss items that management believes are not representative of underlying business performance in our Management Discussion & Analysis.

Targets, capital and resource guidelines 2020-2022
(on a reported basis)

Group returns	12–15% return on CET1 capital (RoCET1)

Cost efficiency	Positive operating leverage and 75–78% cost/income ratio

Growth	10–15% profit before tax growth in Global Wealth Management

Capital allocation	Up to 1/3 of Group RWA and LRD in Investment Bank

Capital guidance	~13% CET1 capital ratio ~3.7% CET1 leverage ratio

Capital returns

For 2019, the Board of Directors intends to propose a dividend to UBS Group AG shareholders of USD 0.73 per share. Subject to approval by shareholders at the Annual General Meeting scheduled for 29 April 2020, the dividend will be paid on 7 May 2020 to holders of record on 6 May 2020. The ex-dividend date will be 5 May 2020.

Shareholders whose shares are held through SIX (ISIN CH0244767585) will receive dividends in Swiss francs, based on a published exchange rate calculated to five decimal places, immediately before the ex-dividend date. Shareholders holding shares through DTC (ISIN: CH0244767585; CUSIP: H42097107) will be paid dividends in US dollars.

As newly required under Swiss tax law, 50% of the dividend will be paid out of retained earnings and the balance will be paid out of capital contribution reserves. Dividends paid out of capital contribution reserves are not subject to Swiss withholding tax. The portion of the dividend paid out of retained earnings will be subject to a 35% Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated earnings and profits.

In 2019, we purchased a total of USD 0.8 billion of shares under our share repurchase program. For the first half of 2020, we expect to repurchase an additional USD 0.45 billion of shares. We will assess further repurchases in the second half of 2020 considering business conditions and any idiosyncratic developments.

Global Wealth Management organization changes

In January 2020, we announced several initiatives designed to accelerate Global Wealth Management’s growth ambitions and elevate the quality and value of the service we deliver to our clients. First, we are reframing our offering around each client's needs to deliver even more tailored services and solutions. Second, we are making it easier for advisors to spend more time with clients and to better understand their needs and preferences, and we are taking measures to improve our responsiveness and speed to market. Finally, we intend to deliver the firm's full strength through expanded strategic partnerships with the Investment Bank and Asset Management. To implement these initiatives, we will make our Global Family Office capabilities available to 1,500 clients. Ultra high net worth client relationships and advisors will be integrated into regional business units to increase speed and proximity to clients.

We are also creating three distinct business units in EMEA – Europe, Central and Eastern Europe, and Middle East and Africa – to better capture the diverse opportunities in these markets. In our newly established Global Capital Markets team we combine our Investment Product Services unit and Investment Bank teams and their respective expertise. The Global Capital Markets team is expected to provide clients with an enhanced offering, faster execution, and more competitive conditions.

Strategic partnerships and initiatives

Sale of majority stake in UBS Fondcenter

We have agreed to sell a majority stake in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. UBS will retain a minority (48.8%) shareholding in the business and will enter into an agreement under which it may sell its remaining shareholding to Clearstream at a later date. As part of the transaction, UBS and Clearstream will enter into long-term commercial cooperation arrangements for the provision of services to our Global Wealth Management, Asset Management and the Corporate and Institutional Clients unit of Personal & Corporate Banking. Upon closing of the transaction, UBS Fondcenter will be combined with Clearstream’s Fund Desk, creating a top two B2B fund distribution platform with a presence in Europe, Switzerland and Asia. The transaction is subject to customary closing conditions and is expected to close in the second half of 2020. We expect to record a post-tax gain of around USD 600 million and an increase in CET1 capital of around USD 400 million upon closing of the transaction. We will deconsolidate UBS Fondcenter and account for our minority interest as an investment in an associate.

Strategic partnership with Banco do Brasil

In November 2019, we signed a binding agreement with Banco do Brasil to establish a strategic investment banking partnership that will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. By building on the complementary strengths of both firms, UBS and Banco do Brasil believe that the formation of a strategic long-term partnership will create a leading investment bank platform in South America with global coverage.

The partnership is expected to be established through a combination of assets from both stakeholders. We intend to contribute our operational investment banking platform in Brazil and Argentina, as well as our institutional brokerage business in Brazil. Banco do Brasil intends to contribute the exclusive access rights to its corporate clients. UBS will hold a controlling interest of 50.01% in the entity and be entitled to 50% of the economic returns, requiring us to consolidate it for accounting and regulatory reporting. Closing of the transaction is subject to regulatory approvals and is currently expected in the first half of 2020.

Recent developments

Strategic partnership with Sumitomo Mitsui Trust Holdings

In June 2019, we entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the newly established joint venture, UBS SuMi TRUST Wealth Advisory, which is owned equally by UBS Japan Securities and SuMi Trust Holdings and is accounted for as an investment in a joint venture by UBS. UBS and SuMi Trust Holdings have also started offering each other’s products and services to their respective current clients.

The second phase of the partnership is expected to launch in 2021 with the establishment of a new entity which will be 51% owned and controlled by UBS, requiring us to consolidate this entity for accounting and regulatory reporting.

Regulatory and legal developments

Swiss Federal Council adopts new rules on gone concern capital for G-SIBs

In November 2019, the Swiss Federal Council adopted amendments to the Capital Adequacy Ordinance, which became effective 1 January 2020. The revisions introduce gone concern capital requirements for Switzerland-based intermediate parent banks of global systemically important banks (G-SIBs) on a standalone basis. As a consequence, UBS AG will be subject to (i) a gone concern capital requirement on its third-party exposure on a standalone basis, (ii) an additional gone concern capital buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure, and (iii) a gone concern capital requirement equal to the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 will be granted for the buffer requirement.

Based on current estimates, and once the new requirements have been fully phased in, we expect UBS Group to be required to maintain a gone concern leverage ratio of around 75 to 100 basis points higher than what would be required to meet the Group requirements alone. The actual total loss absorbing capital Group requirement at the end of the transition phase will depend on a number of components, including the subsidiaries’ loss absorbing capacity at the time.

The revisions also reduced the gone concern requirement of UBS Switzerland AG to 62% of the Group’s gone concern requirement (before rebate) and increased the minimum gone concern requirement for the Group (after rebate) from 3% to 3.75% (based on leverage ratio denominator), effective 1 January 2022.

Finally, instruments available to meet gone concern requirements remain eligible until one year before maturity; however, the current haircut of 50% in the last year of eligibility is no longer applied under the revised rules.

→   Please refer to the “Capital management” section of this report for more information about the currently applicable requirements

Swiss Federal Council communicated its intention to bring NSFR into force by mid-2021

Having delayed the introduction of Net Stable Funding Ratio (NSFR) requirements in Switzerland over the previous two years to align with developments in the EU and the US, the Swiss Federal Council communicated its intention in November 2019 to adopt the associated ordinance amendments in early summer 2020, and bring them into force by mid-2021. The Federal Department of Finance was mandated to finalize the regulatory texts jointly with relevant stakeholders, including affected banks, in the coming months. If implemented as originally proposed in the 2017 consultation, the introduction of NSFR could result in a significant increase in long-term funding requirements on a legal entity level.

Swiss investor protection rules entered into force

The Financial Services Act (FinSA) and the Financial Institutions Act (FinlA), together with implementing ordinances, entered into force on 1 January 2020. The acts, together with the ordinances, introduce new investor protection rules and new code of conduct provisions for financial services and product providers. The new provisions significantly enhance information and documentation duties. UBS has made changes to its processes and client documentation to comply with FinSA and FinIA and the implementing ordinances.

Update on the UK’s withdrawal from the EU

Based on recent developments, the UK and EU are expected to negotiate the terms of their future relationship during a transition period intended to end 31 December 2020, including the granting of equivalence determinations for the UK under existing EU financial services legislation.

UBS implemented contingency plans through the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE (UBS ESE) in March 2019.

The European Commission has confirmed an extension of the temporary equivalence for UK central counterparties (CCPs) until 31 January 2021. Should the UK exit the transition period without the necessary equivalence determination in place, UBS ESE’s exposures to UK CCPs would need to be migrated to an EU CCP ahead of the 31 January 2021 deadline. In the absence of an agreement on the future EU–UK relationship or equivalence determinations covering relevant financial services, however, the industry would face a number of market structure issues that await resolution between the UK and EU in 2020, such as the operation of the derivatives and share trading obligations under the EU’s Markets in Financial Instruments Directive II.

Final BEAT tax regulations issued

In December 2019, the US Treasury Department and the Internal Revenue Service issued final regulations regarding the base erosion and anti-abuse tax (BEAT). BEAT was introduced as part of the Tax Cuts and Jobs Act of 2017 with the intended purpose of preventing US corporations from unduly reducing their US taxable income through payments to related foreign parties. While generally retaining most features of the proposed regulations issued in December 2018, including those that were considered helpful to foreign banks operating through branches and subsidiaries in the US (such as UBS), the final regulations contain a number of meaningful clarifications and changes. We continue to expect to have nil to limited exposure to BEAT for the foreseeable future, primarily because payments that our US branches and subsidiaries make to related parties outside the US are expected to remain below the applicable BEAT thresholds.

US Securities and Exchange Commission adopts the US security-based swaps regulation

In December 2019, the Securities and Exchange Commission (the SEC) adopted a package of rule amendments guidance and a related order, to expand and improve the framework for regulating cross-border security-based swaps. The adoption of this package triggers the compliance date for security-based swap entities to register with the SEC and the implementation period for the SEC’s securities-based swaps regulations, including its margin, capital, segregation, recordkeeping and reporting, and business conduct requirements. Registration as a securities-based swap dealer will not be required before 1 September 2021. The package modifies certain of the thresholds requiring foreign securities-based swap dealers (SBSDs) to register with the SEC, allows foreign SBSDs to provisionally register without meeting certain requirements, including the requirement to furnish a legal opinion on access to information. The SEC also published guidance on the process for obtaining substituted compliance for non-US SBSDs. We expect that UBS AG will be required to register as an SBSD.

Other developments

Transition away from IBORs – Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform)

As part of the ongoing efforts by regulators and others to facilitate the transition from interbank offered rates (IBORs) to new alternative reference rates (ARR), the IASB published Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7. The amendments permit hedge accounting to continue during the period of uncertainty before IBORs are replaced with ARRs, limiting the consequential impact on the financial statements. We early adopted the amendments in the fourth quarter of 2019 and will provide additional disclosure in our Annual Report 2019.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
USD million	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18
Net interest income	1,262	1,090	1,226	16	3	4,501	5,048
Other net income from financial instruments measured at fair value through profit or loss	1,381	1,587	1,297	(13)	6	6,842	6,960
Credit loss (expense) / recovery	(8)	(38)	(53)	(80)	(86)	(78)	(118)
Fee and commission income	4,856	4,805	4,700	1	3	19,110	19,598
Fee and commission expense	(458)	(396)	(439)	16	4	(1,696)	(1,703)
Net fee and commission income	4,398	4,409	4,261	0	3	17,413	17,895
Other income	19	39	241	(52)	(92)	212	428
Total operating income	7,052	7,088	6,972	(1)	1	28,889	30,213
Personnel expenses	3,902	3,987	3,839	(2)	2	16,084	16,132
General and administrative expenses	1,618	1,308	2,293	24	(29)	5,288	6,797
Depreciation and impairment of property, equipment and software	480	432	343	11	40	1,765	1,228
Amortization and impairment of goodwill and intangible assets	125	16	17	659	635	175	65
Total operating expenses	6,124	5,743	6,492	7	(6)	23,312	24,222
Operating profit / (loss) before tax	928	1,345	481	(31)	93	5,577	5,991
Tax expense / (benefit)	200	294	165	(32)	21	1,267	1,468
Net profit / (loss)	727	1,051	315	(31)	131	4,310	4,522
Net profit / (loss) attributable to non-controlling interests	6	1	1	351	712	6	7
Net profit / (loss) attributable to shareholders	722	1,049	315	(31)	129	4,304	4,516

Comprehensive income
Total comprehensive income	(1,567)	3,146	1,208			5,091	4,231
Total comprehensive income attributable to non-controlling interests	10	(5)	2		468	2	5
Total comprehensive income attributable to shareholders	(1,577)	3,151	1,207			5,089	4,225

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	For the quarter ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,150	881	551	1,681	(211)	7,052
of which: net gains / (losses) from properties held for sale					(29)	(29)
Operating income (adjusted)	4,150	881	551	1,681	(182)	7,080

Operating expenses as reported	3,384	571	371	1,703	95	6,124
of which: personnel-related restructuring expenses[4]	0	0	1	81	32	114
of which: non-personnel-related restructuring expenses[4]	0	0	1	2	28	32
of which: restructuring expenses allocated from Corporate Center[4,5]	21	3	5	28	(57)	0
of which: impairment of goodwill				110		110
Operating expenses (adjusted)	3,363	567	365	1,483	91	5,868
of which: net expenses for litigation, regulatory and similar matters[6]	47	0	0	55	3	104

Operating profit / (loss) before tax as reported	766	310	180	(22)	(306)	928
Operating profit / (loss) before tax (adjusted)	787	314	187	198	(273)	1,212

	For the quarter ended 30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,142	919	465	1,752	(191)	7,088
of which: net foreign currency translations losses[7]					(46)	(46)
Operating income (adjusted)	4,142	919	465	1,752	(145)	7,133

Operating expenses as reported	3,248	565	341	1,580	9	5,743
of which: personnel-related restructuring expenses[4]	0	0	1	1	44	46
of which: non-personnel-related restructuring expenses[4]	0	0	2	1	20	23
of which: restructuring expenses allocated from Corporate Center[4,5]	25	8	8	28	(70)	0
Operating expenses (adjusted)	3,223	557	331	1,549	15	5,674
of which: net expenses for litigation, regulatory and similar matters[6]	69	0	0	0	(4)	65

Operating profit / (loss) before tax as reported	894	354	124	172	(200)	1,345
Operating profit / (loss) before tax (adjusted)	919	362	135	203	(160)	1,459

Group performance

Performance of our business divisions and Corporate Center – reported and adjusted (continued)[1,2]
	For the quarter ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,129	1,278	468	1,521	(423)	6,972
of which: gains related to investments in associates	101	359				460
of which: remeasurement loss related to UBS Securities China					(270)	(270)
Operating income (adjusted)	4,028	919	468	1,521	(154)	6,782

Operating expenses as reported	3,802	634	362	1,598	95	6,492
of which: personnel-related restructuring expenses[4]	17	1	5	1	70	95
of which: non-personnel-related restructuring expenses[4]	0	0	3	3	87	93
of which: restructuring expenses allocated from Corporate Center[4,5]	59	17	13	69	(157)	0
Operating expenses (adjusted)	3,726	616	342	1,526	95	6,304
of which: net expenses for litigation, regulatory and similar matters[6]	505	41	0	(6)	(8)	533

Operating profit / (loss) before tax as reported	327	644	106	(78)	(518)	481
Operating profit / (loss) before tax (adjusted)	302	303	126	(5)	(248)	478

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Prior periods may include allocations (to) / from other business divisions.    6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information. Also includes recoveries from third parties (fourth quarter of 2019: USD 1 million; third quarter of 2019: USD 2 million; fourth quarter of 2018: USD 1 million).    7 Related to the disposal or closure of foreign operations.

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	For the year ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	16,353	3,715	1,938	7,269	(385)	28,889
of which: net foreign currency translations losses[4]					(35)	(35)
of which: net gains / (losses) from properties held for sale					(29)	(29)
Operating income (adjusted)	16,353	3,715	1,938	7,269	(321)	28,953

Operating expenses as reported	12,955	2,274	1,406	6,485	192	23,312
of which: personnel-related restructuring expenses[5]	0	0	6	84	113	203
of which: non-personnel-related restructuring expenses[5]	0	0	7	7	68	81
of which: restructuring expenses allocated from Corporate Center[5]	69	17	20	77	(183)	0
of which: impairment of goodwill				110		110
Operating expenses (adjusted)	12,887	2,257	1,373	6,208	194	22,918
of which: net expenses for litigation, regulatory and similar matters[6]	135	0	0	53	(23)	165

Operating profit / (loss) before tax as reported	3,397	1,441	532	784	(577)	5,577
Operating profit / (loss) before tax (adjusted)	3,466	1,458	565	1,061	(515)	6,035

	For the year ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	16,785	4,161	1,852	8,041	(626)	30,213
of which: gains related to investments in associates	101	359				460
of which: gains on sale of real estate					31	31
of which: gains on sale of subsidiaries and businesses					25	25
of which: remeasurement loss related to UBS Securities China					(270)	(270)
Operating income (adjusted)	16,684	3,802	1,852	8,041	(413)	29,966

Operating expenses as reported	13,531	2,365	1,426	6,554	346	24,222
of which: personnel-related restructuring expenses[5]	34	4	23	16	208	286
of which: non-personnel-related restructuring expenses[5]	16	0	10	11	238	275
of which: restructuring expenses allocated from Corporate Center[5]	209	43	33	166	(450)	0
of which: gain related to changes to the Swiss pension plan[7]	(66)	(38)	(10)	(5)	(122)	(241)
Operating expenses (adjusted)	13,338	2,355	1,370	6,367	472	23,903
of which: net expenses for litigation, regulatory and similar matters[6]	619	41	0	(64)	62	657

Operating profit / (loss) before tax as reported	3,254	1,796	426	1,486	(971)	5,991
Operating profit / (loss) before tax (adjusted)	3,346	1,447	482	1,674	(885)	6,063

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Related to the disposal of foreign branches and subsidiaries.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information. Also includes recoveries from third parties of USD 11 million and USD 29 million for the years ended 31 December 2019 and 31 December 2018, respectively.    7 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.

Group performance

Results: 2019

We recorded net profit attributable to shareholders of USD 4,304 million in 2019, which included a net tax expense of USD 1,267 million. In 2018, net profit attributable to shareholders was USD 4,516 million, which included a net tax expense of USD 1,468 million.

Profit before tax was USD 5,577 million in 2019, compared with USD 5,991 million in 2018, reflecting USD 1,324 million lower operating income and USD 910 million lower operating expenses. Adjusted profit before tax was USD 6,035 million, compared with USD 6,063 million, reflecting USD 1,013 million lower operating income and USD 985 million lower operating expenses on an adjusted basis.

Results: 4Q19 vs 4Q18

Profit before tax increased by USD 447 million, or 93%, to USD 928 million, mainly reflecting a decrease in operating expenses. Operating income increased by USD 80 million, or 1%, to USD 7,052 million. Operating expenses decreased by USD 368 million, or 6%, to USD 6,124 million, primarily due to USD 675 million lower general and administrative expenses, mainly driven by USD 429 million lower expenses related to litigation, regulatory and similar matters. This was partly offset by USD 137 million higher depreciation and impairment of property, equipment and software, as well as USD 108 million higher amortization and impairment of goodwill and intangible assets.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results, which exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program completed at the end of 2017 (referred to as our “legacy cost programs” in this report), as well as expenses relating to new restructuring initiatives. For the full year 2019, we incurred a runoff of restructuring expenses associated with our legacy cost programs of USD 205 million, which are now expected to be nil for 2020 and future years. In addition, in connection with the previously announced planned structural changes in the Investment Bank, we incurred USD 79 million of restructuring expenses in the fourth quarter of 2019. We expect to incur restructuring expenses of approximately USD 200 million in 2020 related to additional cost actions across the Group, with the majority of these expenses being incurred in the first half of the year.

For the purpose of determining adjusted results for the fourth quarter of 2019, we excluded net restructuring expenses of USD 146 million, a USD 110 million loss related to an impairment of goodwill, and a loss of USD 29 million related to the remeasurement of properties that were reclassified as properties held for sale. For the fourth quarter of 2018, we excluded a gain of USD 460 million related to investments in associates and a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities China, as well as net restructuring expenses of USD 188 million.

On this adjusted basis, profit before tax for the fourth quarter of 2019 increased by USD 734 million, or 153%, to USD 1,212 million, reflecting USD 436 million, or 7%, lower operating expenses and USD 298 million, or 4%, higher operating income.

Operating income: 4Q19 vs 4Q18

Operating income increased by USD 80 million, or 1%, to USD 7,052 million. On an adjusted basis, total operating income increased by USD 298 million, or 4%, to USD 7,080 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 119 million to USD 2,642 million. A USD 156 million increase in the Investment Bank was mainly driven by our Equities and Foreign Exchange, Rates and Credit businesses, which benefited from a more constructive trading environment in the fourth quarter of 2019. This was partly offset by USD 21 million and USD 19 million lower income earned in Corporate Center and Global Wealth Management, respectively.

Net fee and commission income

Net fee and commission income was USD 4,398 million compared with USD 4,261 million, primarily reflecting increases in investment fund fees in Asset Management and fees for portfolio management and related services, as well as higher M&A and corporate finance fees.

In the fourth quarter of 2019, we realigned our client coverage between Global Wealth Management and Personal & Corporate Banking as a result of a detailed client segmentation review. This resulted in a reduction of USD 5 billion in invested assets in Global Wealth Management and the shifting of USD 1 billion in loans from Global Wealth Management to Personal & Corporate Banking. In line with the remuneration framework for net client shifts and referrals, Global Wealth Management received a fee of USD 75 million (CHF 73 million) from Personal & Corporate Banking related to this shift. This increased transaction-based income in Global Wealth Management, with an offsetting decrease in transaction-based income in Personal & Corporate Banking. The reduction of invested assets and the shift of loans did not affect net new money or net new business volume reported by Global Wealth Management and Personal & Corporate Banking, respectively.

Other income

Other income was USD 19 million, compared with USD 241 million. The fourth quarter 2019 included a loss of USD 29 million related to the remeasurement of properties that were reclassified as properties held for sale. The fourth quarter of 2018 included a valuation gain of USD 460 million on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline and a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities China. Excluding these items, adjusted other income decreased by USD 4 million.

Credit loss expense / recovery

Total net credit loss expenses were USD 8 million, compared with USD 53 million, reflecting net expenses of USD 7 million related to credit-impaired (stage 3) positions and net expenses of USD 1 million related to stage 1 and stage 2 positions.

Operating expenses: 4Q19 vs 4Q18

Total operating expenses decreased by USD 368 million, or 6%, to USD 6,124 million. On an adjusted basis, total operating expenses decreased by USD 436 million, or 7%, to USD 5,868 million.

Personnel expenses

Personnel expenses increased by USD 63 million to USD 3,902 million on a reported basis, and by USD 43 million to USD 3,787 million on an adjusted basis, primarily reflecting higher variable compensation, as well as an increase in expenses related to financial advisor compensation and social security. This was partly offset by a decline in medical insurance costs, as well as lower expenses related to contractors in Corporate Center, mainly reflecting our insourcing initiatives.

General and administrative expenses

General and administrative expenses decreased by USD 675 million to USD 1,618 million. This was mainly driven by USD 429 million lower expenses related to litigation, regulatory and similar matters, as the prior-year quarter included an increase in provisions that largely related to our cross-border wealth management businesses. There was also a USD 129 million decrease in rent expenses arising from the application of IFRS 16, Leases, which was adopted in the first quarter of 2019. This decrease was more than offset by an increase of USD 130 million in depreciation expense and an increase of USD 30 million in interest expense relating to lease liabilities, also as a direct result of the application of IFRS 16. The full year effect of the application of IFRS 16 was a net decrease in profit before tax of approximately USD 60 million, reflecting reductions of approximately USD 120 million and USD 60 million in operating income and expenses, respectively.

The fourth quarter of 2019 included an expense for the UK bank levy of USD 61 million compared with an expense of USD 85 million in the fourth quarter of 2018.

On an adjusted basis, general and administrative expenses decreased by USD 633 million to USD 1,588 million, largely due to the aforementioned decreases in expenses related to litigation, regulatory and similar matters, and rent expenses.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2018 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 137 million to USD 480 million on a reported basis, and by USD 155 million to USD 477 million on an adjusted basis, mainly driven by USD 130 million higher depreciation expenses resulting from the application of IFRS 16.

Amortization and impairment of goodwill and intangible assets increased by USD 108 million to USD 125 million on a reported basis, as a result of a USD 110 million impairment of goodwill in the Investment Bank in the fourth quarter of 2019. Excluding this item, these expenses were broadly unchanged.

→   Refer to “Investment Bank” in the “UBS business divisions and Corporate Center” section of this report for more information about the impairment of goodwill

Tax: 4Q19 vs 4Q18

We recognized income tax expenses of USD 200 million for the fourth quarter of 2019, representing an effective tax rate of 21.6%.

Current tax expenses were USD 183 million and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 17 million. These included expenses of USD 100 million that primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 65 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. during the second quarter of 2019 in accordance with the requirements of IAS 34, Interim Financial Reporting, as described in our second quarter 2019 report. Deferred tax expenses for the quarter were also reduced by a net tax benefit of USD 18 million in relation to the revaluation of DTAs for certain entities, following the production of profit forecasts for them in the quarter.

Group performance

Income tax expenses for the fourth quarter of 2018 were USD 165 million, including current tax expenses of USD 395 million and a net deferred tax benefit of USD 230 million. These income tax expenses reflected a net tax benefit of USD 275 million, following the review of our approach to the remeasurement of our US DTAs in that quarter. This included current tax expenses of USD 160 million in relation to the taxable income that resulted from the capitalization of real estate costs for US tax purposes under elections made in that quarter for certain states where taxable profits could not be reduced by brought-forward tax losses. It also included a net deferred tax benefit of USD 435 million from revaluations of DTAs (refer to the “Group performance” section of our fourth quarter 2018 report).

For 2020, we expect a full-year tax rate of approximately 25%.

Total comprehensive income attributable to shareholders: 4Q19 vs 4Q18

Total comprehensive income attributable to shareholders was negative USD 1,577 million, compared with positive USD 1,207 million. Net profit attributable to shareholders was USD 722 million, compared with USD 315 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was negative USD 2,299 million, compared with positive USD 892 million.

Defined benefit plan OCI was negative USD 2,015 million, compared with negative USD 31 million. We recorded net pre-tax OCI losses of USD 2,626 million related to our Swiss pension plan, reflecting a reversal of the Swiss plan’s net defined benefit asset that was initially recognized in the third quarter of 2019. The plan’s surplus was derecognized in accordance with IFRS requirements, which stipulate how much of the surplus can be recognized as a pension asset by considering whether the future service benefits in the plan exceed the future contributions that UBS is required to make. The derecognition was primarily due to the annual update of membership data and certain actuarial assumptions in the fourth quarter of 2019, which decreased the value of the expected future service benefits. There was no significant effect on regulatory capital as the Swiss pension plan surplus was reversed as a CET1 capital deduction.

Net pre-tax OCI gains related to the non-Swiss pension plans amounted to USD 151 million, primarily driven by the UK and US defined benefit plans.

The total net pre-tax OCI losses on defined benefit plans of USD 2,475 million were partly offset by a net tax benefit of USD 461 million, largely related to the aforementioned pre-tax OCI losses in the Swiss pension plan.

In the fourth quarter of 2019, UBS established an enhanced methodology for measuring the estimated future economic benefits available under the Swiss pension plan, which limits the amount of any surplus recognized in accordance with IFRS, i.e., the asset ceiling calculation. Under the revised approach, which will come into effect in the first quarter of 2020, future service cost is measured individually for each future year, considering the individually applicable discount rate. In addition, an enhanced discount curve methodology will be adopted, utilizing the FINMA-published ultimate forward rate, which represents the average long-term historical real rate plus expected inflation over the long-dated periods where discount rates are unobservable. Application of this approach is expected to reduce the sensitivity in the quarterly asset ceiling calculation to short-term interest rates, resulting in less frequent recognition of the plan’s surplus, with the asset ceiling presently at zero. No changes have been made to the methodology for measuring the defined benefit obligation.

In the fourth quarter of 2019, OCI related to cash flow hedges was negative USD 506 million, mainly reflecting a decrease in unrealized gains on US dollar hedging derivatives resulting from increases in the relevant US dollar long-term interest rates. In the fourth quarter of 2018, OCI related to cash flow hedges was positive USD 616 million.

OCI related to own credit on financial liabilities designated at fair value was negative USD 147 million, compared with positive USD 368 million, mainly due to tightening credit spreads in the fourth quarter of 2019.

OCI associated with financial assets measured at fair value through OCI was negative 11 million, compared with positive USD 44 million, and mainly reflected net unrealized losses of USD 12 million following increases in the relevant US dollar long-term interest rates in the fourth quarter of 2019.

Foreign currency translation OCI was positive USD 380 million in the fourth quarter of 2019, mainly resulting from the strengthening of the Swiss franc, the euro and the pound sterling against the US dollar. OCI related to foreign currency translation in the fourth quarter of 2018 was negative USD 105 million.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information about other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2019, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.6 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer  to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Adjusted cost / income ratio: 4Q19 vs 4Q18

The adjusted cost / income ratio was 82.8%, compared with 92.2%, driven mainly by a decrease in adjusted operating expenses.

Common equity tier 1 capital: 4Q19 vs 3Q19

Common equity tier 1 (CET1) capital increased by USD 0.9 billion to USD 35.6 billion.

Return on CET1 capital: 4Q19 vs 4Q18

The annualized return on CET1 capital (RoCET1) was 8.2%, compared with 3.7%, driven by a USD 1.6 billion increase in annualized quarterly net profit attributable to shareholders and a USD 0.7 billion increase in the average CET1 capital.

Risk-weighted assets: 4Q19 vs 3Q19

Risk-weighted assets (RWA) decreased by USD 5.4 billion to USD 259.2 billion, reflecting decreases from asset size and other movements of USD 6.2 billion and model updates of USD 2.9 billion, partly offset by currency effects of USD 3.2 billion and regulatory add-ons of USD 0.5 billion.

Common equity tier 1 capital ratio: 4Q19 vs 3Q19

Our CET1 capital ratio increased 0.6 percentage points to 13.7%, reflecting a USD 5.4 billion decrease in RWA and a USD 0.9 billion increase in CET1 capital.

Leverage ratio denominator: 4Q19 vs 3Q19

The leverage ratio denominator (LRD) increased by USD 9 billion to USD 911 billion. The increase was driven by currency effects of USD 16 billion, partly offset by a decrease in asset size and other movements of USD 7 billion.

Common equity tier 1 leverage ratio: 4Q19 vs 3Q19

Our CET1 leverage ratio increased from 3.84% to 3.90% in the fourth quarter of 2019, as the aforementioned USD 9 billion increase in the LRD was more than offset by the aforementioned USD 0.9 billion increase in CET1 capital.

Going concern leverage ratio: 4Q19 vs 3Q19

Our going concern leverage ratio increased from 5.6% to 5.7%, reflecting a USD 1.2 billion increase in our going concern capital as well as the increase in the LRD of USD 9 billion.

Personnel: 4Q19 vs 3Q19

We employed 68,662 personnel (full-time equivalents) as of 31 December 2019, a net increase of 1,028 compared with 30 September 2019, driven by the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, as well as staffing to address regulatory requirements.

Return on equity
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Net profit
Net profit / (loss) attributable to shareholders	722	1,049	315	4,304	4,516

Equity
Equity attributable to shareholders	54,533	56,187	52,928	54,533	52,928
Less: goodwill and intangible assets	6,469	6,560	6,647	6,469	6,647
Tangible equity attributable to shareholders	48,064	49,627	46,281	48,064	46,281
Less: other CET1 deductions	12,482	14,954	12,162	12,482	12,162
Common equity tier 1 capital	35,582	34,673	34,119	35,582	34,119

Return on equity
Return on equity (%)[1]	5.2	7.7	2.4	7.9	8.6
Return on tangible equity (%)[2]	5.9	8.7	2.7	9.0	9.8
Return on common equity tier 1 capital (%)[3]	8.2	12.1	3.7	12.4	13.1

1 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    2 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.

Group performance

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Outlook

Stimulus measures and easing of monetary policy by central banks contributed to a strong performance in financial markets in the fourth quarter and are likely to prevail. A favorable credit environment and a partial resolution of trade disputes should mitigate slowing global economic growth.

While the macroeconomic and geopolitical situation remains uncertain, for the first quarter we expect more typical seasonality, supporting earnings. Clients are more active, which should lead to an improvement in transaction-related revenues. Higher asset prices should have a positive effect on recurring fee income in our asset gathering businesses. Low and persistently negative interest rates and expectations of continuing easy monetary policy will continue to provide some headwinds to net interest income.

As we execute on our strategy, we are balancing investments to take advantage of opportunities for growth across our businesses and regions, while managing for efficiency. We remain committed to delivering on our financial targets, creating further value through even closer collaboration across all divisions to drive sustainable long-term value for our clients and shareholders.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Net interest income	993	979	1,028	1	(3)	3,947	4,101
Recurring net fee income[2]	2,354	2,371	2,374	(1)	(1)	9,258	9,577
Transaction-based income[3]	789	741	627	7	26	3,059	2,971
Other income	23	58	112	(60)	(79)	110	151
Income	4,160	4,149	4,141	0	0	16,373	16,800
Credit loss (expense) / recovery	(10)	(7)	(12)	45	(17)	(20)	(15)
Total operating income	4,150	4,142	4,129	0	1	16,353	16,785
Personnel expenses	1,912	1,903	1,882	0	2	7,621	7,683
Salaries and other personnel costs	863	874	883	(1)	(2)	3,578	3,628
Financial advisor variable compensation[4,5]	913	894	857	2	7	3,501	3,470
Compensation commitments with recruited financial advisors[4,6]	137	135	142	1	(4)	542	584
General and administrative expenses	353	344	816	2	(57)	1,217	1,724
Services (to) / from Corporate Center and other business divisions	1,104	985	1,088	12	1	4,056	4,070
of which: services from Corporate Center	1,089	948	1,050	15	4	3,922	3,936
Depreciation and impairment of property, equipment and software	1	2	2	(34)	(40)	5	4
Amortization and impairment of goodwill and intangible assets	14	14	14	(2)	(3)	56	50
Total operating expenses	3,384	3,248	3,802	4	(11)	12,955	13,531
Business division operating profit / (loss) before tax	766	894	327	(14)	134	3,397	3,254

Adjusted results[7]
Total operating income as reported	4,150	4,142	4,129	0	1	16,353	16,785
of which: gain related to investments in associates			101				101
Total operating income (adjusted)	4,150	4,142	4,028	0	3	16,353	16,684
Total operating expenses as reported	3,384	3,248	3,802	4	(11)	12,955	13,531
of which: personnel-related restructuring expenses[8]	0	0	17			0	34
of which: non-personnel-related restructuring expenses[8]	0	0	0			0	16
of which: restructuring expenses allocated from Corporate Center[8,9]	21	25	59			69	209
of which: gain related to changes to the Swiss pension plan							(66)
Total operating expenses (adjusted)	3,363	3,223	3,726	4	(10)	12,887	13,338
Business division operating profit / (loss) before tax as reported	766	894	327	(14)	134	3,397	3,254
Business division operating profit / (loss) before tax (adjusted)	787	919	302	(14)	160	3,466	3,346

Performance measures[10]
Pre-tax profit growth (%)	134.3	3.5	(52.9)			4.4	1.1
Cost / income ratio (%)	81.4	78.3	91.8			79.1	80.5
Net new money growth (%)	(0.8)	2.5	(1.3)			1.4	1.0

Adjusted performance measures[7,10]
Pre-tax profit growth (%)	160.4	(1.8)	(66.1)			3.6	(12.1)
Cost / income ratio (%)	80.8	77.7	92.2			78.7	79.9

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Additional information
Recurring income[11]	3,348	3,350	3,402	0	(2)	13,205	13,678
Recurring income as a percentage of income (%)	80.5	80.7	82.2			80.6	81.4
Average attributed equity (USD billion)[12]	16.6	16.7	16.3	(1)	1	16.6	16.3
Return on attributed equity (%)[12]	18.5	21.4	8.0			20.5	20.0
Risk-weighted assets (USD billion)[12]	78.1	78.7	74.3	(1)	5	78.1	74.3
Leverage ratio denominator (USD billion)[12]	312.7	313.6	315.8	0	(1)	312.7	315.8
Goodwill and intangible assets (USD billion)	5.1	5.1	5.2	0	(1)	5.1	5.2
Net new money (USD billion)	(4.7)	15.7	(7.9)			31.6	24.7
Invested assets (USD billion)	2,635	2,502	2,260	5	17	2,635	2,260
Net margin on invested assets (bps)[13]	12	14	6	(17)	114	14	14
Gross margin on invested assets (bps)	65	67	71	(3)	(8)	66	70
Client assets (USD billion)	2,909	2,770	2,519	5	15	2,909	2,519
Loans, gross (USD billion)[14]	179.3	176.1	174.7	2	3	179.3	174.7
Customer deposits (USD billion)[14]	296.1	284.2	278.1	4	6	296.1	278.1
Recruitment loans to financial advisors[4]	2,053	2,153	2,296	(5)	(11)	2,053	2,296
Other loans to financial advisors[4]	824	851	994	(3)	(17)	824	994
Personnel (full-time equivalents)	22,681	22,748	23,618	0	(4)	22,681	23,618
Advisors (full-time equivalents)	10,077	10,217	10,677	(1)	(6)	10,077	10,677

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    8 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    9 Prior periods may include allocations (to) / from other business divisions.    10 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of this report for more information.    13 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    14 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which, with the adoption of IFRS 9, effective 1 January 2018, have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of performance measures[1]
As of or for the quarter ended 31.12.19 USD billion, except where indicated	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	(9.0)	0.0	3.1	1.3	(4.6)	5.7
Net new money growth (%)	(2.7)	0.0	3.0	2.3	(0.7)	1.8
Invested assets	1,403	552	450	228	2,633	1,371
Loans, gross	62.5[3]	37.1	43.1	36.0	178.7
Advisors (full-time equivalents)	6,549	1,660	1,041	727	9,976	1,042[4]

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    2 Excluding minor functions with 101 advisors, USD 3 billion of invested assets, USD 0.6 billion of loans and USD 0.1 billion of net new money outflows in the fourth quarter of 2019.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9, effective 1 January 2018, have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 4Q19 vs 4Q18

Profit before tax increased by USD 439 million to USD 766 million. Excluding a USD 101 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline in the fourth quarter of 2018 and restructuring expenses, adjusted profit before tax increased by USD 485 million to USD 787 million, reflecting lower operating expenses and higher operating income. Operating income included a USD 75 million fee received from Personal & Corporate Banking for the shift of USD 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking, as a result of a detailed client segmentation review.

Operating income

Total operating income increased by USD 21 million to USD 4,150 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted total operating income increased by USD 122 million, or 3%, mainly driven by higher transaction-based income, partly offset by lower net interest and recurring net fee income.

Net interest income decreased by USD 35 million to USD 993 million, mainly reflecting lower deposit and loan margins, partly offset by higher investment-of-equity income.

Recurring net fee income decreased by USD 20 million to USD 2,354 million. The effects of positive market performance and increased mandate penetration were more than offset by margin compression and moves into lower-margin products.

Transaction-based income increased by USD 162 million to USD 789 million, driven by higher levels of client activity in all regions as well as the aforementioned fee received from Personal & Corporate Banking.

→   Refer to the “Group performance” section of our third quarter 2019 report for more information about the realignment of our client coverage between Global Wealth Management and Personal & Corporate Banking

Other income decreased by USD 89 million to USD 23 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted other income increased by USD 13 million to USD 23 million, mainly reflecting a gain related to legacy securities positions.

→   Refer to the “Recent developments” section of our fourth quarter 2018 report for more information about the Worldline acquisition of SIX Payment Services

Operating expenses

Total operating expenses decreased by USD 418 million, or 11%, to USD 3,384 million, and adjusted operating expenses decreased by USD 363 million, or 10%, to USD 3,363 million.

Personnel expenses increased by USD 30 million to USD 1,912 million. Adjusted personnel expenses increased by USD 47 million to USD 1,912 million, mainly as a result of higher financial advisor variable compensation, partly offset by a decrease in staffing levels.

General and administrative expenses decreased by USD 463 million to USD 353 million, driven by lower expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services to/from Corporate Center and other business divisions increased by USD 16 million to USD 1,104 million. Excluding restructuring expenses, adjusted net expenses for services increased by USD 55 million to USD 1,083 million, mainly due to higher expenses for regulatory projects and IT development.

Net new money: 4Q19 vs 4Q18

Net new money outflows were USD 4.7 billion, compared with net outflows of USD 7.9 billion, reflecting an annualized net new money growth rate of negative 0.8%, compared with negative 1.3%. Outflows mainly occurred in the Americas, which included two single large outflows that amounted to USD 5.4 billion. Net new money from ultra high net worth clients was USD 5.7 billion.

Invested assets: 4Q19 vs 3Q19

Invested assets increased by USD 133 billion to USD 2,635 billion, driven by positive market performance of USD 110 billion, positive currency effects of USD 24 billion and reclassifications of USD 5 billion, partly offset by net new money outflows of USD 5 billion. Mandate penetration decreased to 34.3% from 34.4%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		As of or for the year ended
CHF million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Net interest income	494	495	515	0	(4)	1,980	2,003
Recurring net fee income[2]	164	155	157	6	5	634	625
Transaction-based income[3]	189	283	247	(33)	(23)	1,041	1,082
Other income	14	11	373	24	(96)	60	419
Income	861	944	1,292	(9)	(33)	3,714	4,128
Credit loss (expense) / recovery	7	(30)	(17)			(22)	(55)
Total operating income	868	914	1,275	(5)	(32)	3,692	4,074
Personnel expenses	203	204	185	0	10	850	786
General and administrative expenses	61	57	109	7	(44)	222	279
Services (to) / from Corporate Center and other business divisions	295	298	334	(1)	(12)	1,173	1,234
of which: services from Corporate Center	325	323	360	1	(10)	1,286	1,336
Depreciation and impairment of property, equipment and software	3	3	4	5	(24)	13	14
Amortization and impairment of goodwill and intangible assets	0	0	0			0	0
Total operating expenses	562	562	632	0	(11)	2,259	2,313
Business division operating profit / (loss) before tax	306	353	643	(13)	(52)	1,433	1,760

Adjusted results[4]
Total operating income as reported	868	914	1,275	(5)	(32)	3,692	4,074
of which: gains related to investments in associates			359				359
Total operating income (adjusted)	868	914	916	(5)	(5)	3,692	3,715
Total operating expenses as reported	562	562	632	0	(11)	2,259	2,313
of which: personnel-related restructuring expenses[5]	0	0	1			0	4
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5,6]	3	8	17			17	42
of which: gain related to changes to the Swiss pension plan							(35)
Total operating expenses (adjusted)	559	554	614	1	(9)	2,242	2,302
Business division operating profit / (loss) before tax as reported	306	353	643	(13)	(52)	1,433	1,760
Business division operating profit / (loss) before tax (adjusted)	309	360	303	(14)	2	1,450	1,413

Performance measures[7]
Pre-tax profit growth (%)	(52.4)	(9.6)	79.9			(18.6)	21.6
Cost / income ratio (%)	65.3	59.5	48.9			60.8	56.0
Net interest margin (bps)	149	150	157			150	153

Adjusted performance measures[4,7]
Pre-tax profit growth (%)	2.2	(9.8)	(23.1)			2.6	(8.8)
Cost / income ratio (%)	64.9	58.7	65.8			60.4	61.1

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended			% change from		As of or for the year ended
CHF million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Additional information
Average attributed equity (CHF billion)[8]	8.4	8.4	8.1	1	5	8.4	7.8
Return on attributed equity (%)[8]	14.5	16.8	31.8			17.1	22.5
Risk-weighted assets (CHF billion)[8]	65.0	64.4	62.8	1	3	65.0	62.8
Leverage ratio denominator (CHF billion)[8]	217.1	214.3	210.2	1	3	217.1	210.2
Business volume for personal banking (CHF billion)	168	161	156	5	8	168	156
Net new business volume for personal banking (CHF billion)	1.1	1.2	0.9			7.3	6.6
Net new business volume growth for personal banking (%)[9]	2.8	3.1	2.2			4.7	4.2
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0	1	0	0.0	0.0
Client assets (CHF billion)[10]	685	670	638	2	7	685	638
Loans, gross (CHF billion)	132.2	132.0	131.0	0	1	132.2	131.0
Customer deposits (CHF billion)	150.5	145.3	141.7	4	6	150.5	141.7
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	91.8	92.0			92.6	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.3	1.3			1.1	1.3
Personnel (full-time equivalents)	5,148	5,183	5,183	(1)	(1)	5,148	5,183

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Prior periods may include allocations (to) / from other business divisions.    7 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    10 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Results: 4Q19 vs 4Q18

Profit before tax decreased by CHF 337 million to CHF 306 million. Excluding a CHF 359 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline in the fourth quarter of 2018 and restructuring expenses, adjusted profit before tax increased by CHF 6 million, or 2%, to CHF 309 million, reflecting lower operating expenses, partly offset by lower operating income.

Operating income included a CHF 73 million fee paid to Global Wealth Management for the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking, as a result of a detailed client segmentation review.

Operating income

Total operating income decreased by CHF 407 million to CHF 868 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted operating income decreased by CHF 48 million, mainly reflecting lower transaction-based income and net interest income.

Net interest income decreased by CHF 21 million to CHF 494 million, mainly as a result of decreased investment-of-equity income and higher funding expenses for long-term debt that contributes to total loss-absorbing capacity.

Recurring net fee income increased by CHF 7 million to CHF 164 million, reflecting increased custody and mandate revenues due to higher client asset levels.

Transaction-based income decreased by CHF 58 million to CHF 189 million, mainly reflecting the aforementioned fee paid to Global Wealth Management, partly offset by increased revenues from foreign exchange transactions.

→   Refer to the “Group performance” section of our third quarter 2019 report for more information about the realignment of our client coverage between Global Wealth Management and Personal & Corporate Banking

Other income decreased by CHF 359 million to CHF 14 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted other income was broadly unchanged.

→   Refer to the “Recent developments” section of our fourth quarter 2018 report for more information about the Worldline acquisition of SIX Payment Services

Net credit loss recoveries were CHF 7 million, compared with expenses of CHF 17 million in the fourth quarter of 2018. Stage 3 expected credit losses were CHF 0 million, compared with CHF 30 million in the prior-year period, which primarily included impairments on a number of Corporate Client loans.

Operating expenses

Total operating expenses decreased by CHF 70 million to CHF 562 million. Excluding restructuring expenses, adjusted operating expenses decreased by CHF 55 million to CHF 559 million.

Personnel expenses increased by CHF 18 million to CHF 203 million, mainly reflecting higher variable compensation.

General and administrative expenses decreased by CHF 48 million to CHF 61 million, mainly due to lower expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services to/from Corporate Center and other business divisions decreased by CHF 39 million to CHF 295 million, and decreased by CHF 25 million to CHF 291 million on an adjusted basis mainly reflecting lower expenses for real estate and regulatory projects.

Personal & Corporate Banking

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Net interest income	501	497	517	1	(3)	1,992	2,049
Recurring net fee income[2]	167	156	157	7	6	638	640
Transaction-based income[3]	191	285	247	(33)	(23)	1,045	1,108
Other income	14	11	373	26	(96)	60	420
Income	873	949	1,295	(8)	(33)	3,736	4,217
Credit loss (expense) / recovery	8	(30)	(17)			(21)	(56)
Total operating income	881	919	1,278	(4)	(31)	3,715	4,161
Personnel expenses	206	205	185	1	11	856	803
General and administrative expenses	62	57	110	8	(44)	224	285
Services (to) / from Corporate Center and other business divisions	299	299	335	0	(11)	1,181	1,263
of which: services from Corporate Center	330	324	361	2	(9)	1,294	1,367
Depreciation and impairment of property, equipment and software	3	3	4	6	(23)	13	14
Amortization and impairment of goodwill and intangible assets	0	0	0			0	0
Total operating expenses	571	565	634	1	(10)	2,274	2,365
Business division operating profit / (loss) before tax	310	354	644	(12)	(52)	1,441	1,796

Adjusted results[4]
Total operating income as reported	881	919	1,278	(4)	(31)	3,715	4,161
of which: gains related to investments in associates			359				359
Total operating income (adjusted)	881	919	919	(4)	(4)	3,715	3,802
Total operating expenses as reported	571	565	634	1	(10)	2,274	2,365
of which: personnel-related restructuring expenses[5]	0	0	1			0	4
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5,6]	3	8	17			17	43
of which: gain related to changes to the Swiss pension plan							(38)
Total operating expenses (adjusted)	567	557	616	2	(8)	2,257	2,355
Business division operating profit / (loss) before tax as reported	310	354	644	(12)	(52)	1,441	1,796
Business division operating profit / (loss) before tax (adjusted)	314	362	303	(13)	4	1,458	1,447

Performance measures[7]
Pre-tax profit growth (%)	(51.8)	(10.9)	77.6			(19.7)	21.8
Cost / income ratio (%)	65.4	59.5	49.0			60.9	56.1
Net interest margin (bps)	149	149	155			149	153

Adjusted performance measures[4,7]
Pre-tax profit growth (%)	3.5	(11.0)	(24.0)			0.8	(8.4)
Cost / income ratio (%)	65.0	58.7	65.8			60.4	61.0

Personal & Corporate Banking – in US dollars (continued)¹
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Additional information
Average attributed equity (USD billion)[8]	8.5	8.5	8.1	1	5	8.4	8.0
Return on attributed equity (%)[8]	14.5	16.8	31.8			17.1	22.5
Risk-weighted assets (USD billion)[8]	67.1	64.5	63.9	4	5	67.1	63.9
Leverage ratio denominator (USD billion)[8]	224.2	214.6	213.7	4	5	224.2	213.7
Business volume for personal banking (USD billion)	174	161	158	8	10	174	158
Net new business volume for personal banking (USD billion)	1.1	1.2	0.9			7.3	6.7
Net new business volume growth for personal banking (%)[9]	2.7	3.0	2.1			4.6	4.2
Goodwill and intangible assets (USD billion)	0.0	0.0	0.0	4	2	0.0	0.0
Client assets (USD billion)[10]	708	671	648	5	9	708	648
Loans, gross (USD billion)	136.6	132.2	133.3	3	2	136.6	133.3
Customer deposits (USD billion)	155.5	145.5	144.1	7	8	155.5	144.1
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	91.8	92.0			92.6	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.3	1.3			1.1	1.3
Personnel (full-time equivalents)	5,148	5,183	5,183	(1)	(1)	5,148	5,183

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Prior periods may include allocations (to) / from other business divisions.    7 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    10 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Net management fees[2]	455	452	440	1	4	1,778	1,772
Performance fees	96	14	28	596	240	160	80
Total operating income	551	465	468	18	18	1,938	1,852
Personnel expenses	185	174	166	6	11	722	703
General and administrative expenses	56	49	57	16	(1)	197	202
Services (to) / from Corporate Center and other business divisions	130	119	139	10	(6)	486	518
of which: services from Corporate Center	142	130	150	9	(5)	531	563
Depreciation and impairment of property, equipment and software	0	0	0	80	(23)	1	2
Amortization and impairment of goodwill and intangible assets	0	0	0			0	1
Total operating expenses	371	341	362	9	3	1,406	1,426
Business division operating profit / (loss) before tax	180	124	106	45	70	532	426

Adjusted results[3]
Total operating income as reported	551	465	468	18	18	1,938	1,852
Total operating income (adjusted)	551	465	468	18	18	1,938	1,852
Total operating expenses as reported	371	341	362	9	3	1,406	1,426
of which: personnel-related restructuring expenses[4]	1	1	5			6	23
of which: non-personnel-related restructuring expenses[4]	1	2	3			7	10
of which: restructuring expenses allocated from Corporate Center[4]	5	8	13			20	33
of which: gain related to changes to the Swiss pension plan							(10)
Total operating expenses (adjusted)	365	331	342	10	7	1,373	1,370
Business division operating profit / (loss) before tax as reported	180	124	106	45	70	532	426
Business division operating profit / (loss) before tax (adjusted)	187	135	126	39	48	565	482

Performance measures[5]
Pre-tax profit growth (%)	69.7	5.2	(54.5)			24.9	(24.3)
Cost / income ratio (%)	67.4	73.3	77.4			72.6	77.0
Net new money growth excluding money market flows (%)[6]	2.4	13.1	(2.7)			1.8	3.5

Adjusted performance measures[3,5]
Pre-tax profit growth (%)[7]	47.7	6.3	14.4			17.1	(0.8)
Cost / income ratio (%)	66.2	71.1	73.0			70.8	74.0

Information by business line / asset class
Net new money (USD billion)[6]
Equities	8.3	19.6	(6.4)			23.8	8.8
Fixed Income	(9.4)	7.6	6.7			(9.2)	8.3
of which: money market	(5.0)	8.9	2.8			5.2	7.5
Multi-asset & Solutions	1.0	6.7	(1.3)			5.1	13.6
Hedge Fund Businesses	(0.5)	(1.2)	(0.4)			(3.2)	0.3
Real Estate & Private Markets	0.2	0.4	(0.8)			1.3	1.1
Total net new money	(0.4)	33.1	(2.1)			17.8	32.2
of which: net new money excluding money markets	4.6	24.1	(4.9)			12.6	24.7

Asset Management (continued)¹
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Invested assets (USD billion)[6]
Equities	367	328	272	12	35	367	272
Fixed Income	253	259	253	(2)	0	253	253
of which: money market	102	106	95	(4)	6	102	95
Multi-asset & Solutions	155	147	132	6	17	155	132
Hedge Fund Businesses	42	41	42	1	(1)	42	42
Real Estate & Private Markets	86	83	82	3	5	86	82
Total invested assets	903	858	781	5	16	903	781
of which: passive strategies	374	342	298	10	26	374	298

Information by region
Invested assets (USD billion)
Americas	206	211	192	(3)	7	206	192
Asia Pacific	155	147	141	6	11	155	141
Europe, Middle East and Africa	236	214	189	10	25	236	189
Switzerland	306	286	259	7	18	306	259
Total invested assets	903	858	781	5	16	903	781

Information by channel
Invested assets (USD billion)
Third-party institutional	552	526	484	5	14	552	484
Third-party wholesale	98	88	78	11	25	98	78
UBS’s wealth management businesses	253	244	219	4	15	253	219
Total invested assets	903	858	781	5	16	903	781

Additional information
Average attributed equity (USD billion)[8]	1.8	1.8	1.8	0	0	1.8	1.8
Return on attributed equity (%)[8]	40.3	27.9	23.7			29.7	23.5
Risk-weighted assets (USD billion)[8]	4.6	4.6	4.3	(1)	6	4.6	4.3
Leverage ratio denominator (USD billion)[8]	5.0	5.2	5.0	(4)	(2)	5.0	5.0
Goodwill and intangible assets (USD billion)	1.4	1.3	1.4	1	0	1.4	1.4
Net margin on invested assets (bps)[9]	8	6	5	39	55	6	5
Gross margin on invested assets (bps)	25	22	23	14	8	23	23
Personnel (full-time equivalents)	2,284	2,308	2,301	(1)	(1)	2,284	2,301

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    6 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money and total invested assets.    7 Excluding the effect of business exits.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

Asset Management

Results: 4Q19 vs 4Q18

Profit before tax increased by USD 74 million, or 70%, to USD 180 million. Excluding restructuring expenses, adjusted profit before tax increased by USD 61 million, or 48%, to USD 187 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 83 million, or 18%, to USD 551 million.

Net management fees increased by USD 15 million to USD 455 million, reflecting the effect of higher average invested assets, partly offset by continued pressure on margins.

Performance fees increased by USD 68 million to USD 96 million, driven by increases in performance fees in Equities and in Hedge Fund Businesses, reflecting both annual performance fees on certain larger mandates recognized in the fourth quarter of 2019 and a constructive market environment.

Operating expenses

Total operating expenses increased by USD 9 million, or 3%, to USD 371 million, and adjusted operating expenses increased by USD 23 million, or 7%, to USD 365 million.

Personnel expenses increased by USD 19 million to USD 185 million. Excluding restructuring expenses, adjusted personnel expenses increased by USD 23 million to USD 184 million, driven by higher expenses for variable compensation.

General and administrative expenses on a reported and an adjusted basis were stable at USD 56 million and USD 55 million, respectively.

Net expenses for services to/from Corporate Center and other business divisions decreased by USD 9 million to USD 130 million. Adjusted net expenses were stable at USD 125 million.

Net new money: 4Q19  vs 4Q18

Net new money outflows were USD 0.4 billion, compared with net outflows of USD 2.1 billion. Excluding money market flows, net new money inflows were USD 4.6 billion, compared with net outflows of USD 4.9 billion, an annualized net new money growth rate of positive 2.4%, compared with negative 2.7%.

Invested assets: 4Q19  vs 3Q19

Invested assets increased by USD 45 billion to USD 903 billion, reflecting positive market performance of USD 29 billion and currency effects of USD 16 billion.

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Corporate Client Solutions	543	532	460	2	18	2,267	2,621
Advisory	144	186	115	(22)	25	707	717
Equity Capital Markets	144	126	122	14	18	631	785
Debt Capital Markets	178	156	160	14	12	652	769
Financing Solutions	69	76	53	(9)	31	270	278
Risk Management	8	(12)	11		(31)	7	72
Investor Client Services	1,144	1,220	1,078	(6)	6	5,032	5,458
Equities	792	838	776	(6)	2	3,453	3,850
Foreign Exchange, Rates and Credit	352	382	302	(8)	16	1,579	1,609
Income	1,687	1,752	1,539	(4)	10	7,299	8,079
Credit loss (expense) / recovery	(6)	0	(18)		(67)	(30)	(38)
Total operating income	1,681	1,752	1,521	(4)	11	7,269	8,041
Personnel expenses	550	699	537	(21)	3	2,748	2,941
General and administrative expenses	262	143	253	83	4	688	651
Services (to) / from Corporate Center and other business divisions	779	735	805	6	(3)	2,926	2,942
of which: services from Corporate Center	793	748	820	6	(3)	2,980	2,995
Depreciation and impairment of property, equipment and software	2	2	2	21	3	8	8
Amortization and impairment of goodwill and intangible assets	110	1	2			115	12
Total operating expenses	1,703	1,580	1,598	8	7	6,485	6,554
Business division operating profit / (loss) before tax	(22)	172	(78)		(71)	784	1,486

Adjusted results[2]
Total operating income as reported	1,681	1,752	1,521	(4)	11	7,269	8,041
Total operating income (adjusted)	1,681	1,752	1,521	(4)	11	7,269	8,041
Total operating expenses as reported	1,703	1,580	1,598	8	7	6,485	6,554
of which: personnel-related restructuring expenses[3]	81	1	1			84	16
of which: non-personnel-related restructuring expenses[3]	2	1	3			7	11
of which: restructuring expenses allocated from Corporate Center[3]	28	28	69			77	166
of which: gain related to changes to the Swiss pension plan							(5)
of which: impairment of goodwill	110					110
Total operating expenses (adjusted)	1,483	1,549	1,526	(4)	(3)	6,208	6,367
Business division operating profit / (loss) before tax as reported	(22)	172	(78)		(71)	784	1,486
Business division operating profit / (loss) before tax (adjusted)	198	203	(5)	(2)		1,061	1,674

Performance measures[4]
Return on attributed equity (%)[5]	(0.7)	5.6	(2.5)			6.4	11.5
Cost / income ratio (%)	101.0	90.2	103.9			88.9	81.1

Adjusted performance measures[2,4]
Return on attributed equity (%)[5]	6.4	6.6	(0.2)			8.6	12.9
Cost / income ratio (%)	87.9	88.4	99.1			85.1	78.8

Investment Bank

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Additional information
Pre-tax profit growth (%)		(62.0)				(47.3)	36.7
Adjusted pre-tax profit growth (%)		(58.5)				(36.6)	24.7
Average attributed equity (USD billion)[5]	12.3	12.2	12.7	0	(3)	12.3	13.0
Risk-weighted assets (USD billion)[5]	81.1	88.9	93.2	(9)	(13)	81.1	93.2
Return on risk-weighted assets, gross (%)	7.9	8.0	6.8			8.2	9.0
Leverage ratio denominator (USD billion)[5]	293.2	299.7	283.4	(2)	3	293.2	283.4
Return on leverage ratio denominator, gross (%)	2.3	2.3	2.1			2.5	2.6
Goodwill and intangible assets (USD billion)	0.0	0.1	0.1	(95)	(96)	0.0	0.1
Compensation ratio (%)	32.6	39.9	34.9			37.7	36.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	7	10	10	(30)	(26)	9	11
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6,7]	0.7	0.9	1.4			0.7	1.4
Personnel (full-time equivalents)	5,332	5,482	5,205	(3)	2	5,332	5,205

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    5 Refer to the “Capital management” section of this report for more information.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.    7 Impaired loan portfolio as a percentage of total loan portfolio, gross in the comparative periods has been restated, resulting in a decrease of 0.6% as of 30 September 2019 and 0.1% as of 31 December 2018.

Results: 4Q19 vs  4Q18

Loss before tax was USD 22 million, compared with a loss before tax of USD 78 million. Excluding restructuring expenses and a goodwill charge, adjusted profit before tax improved by USD 203 million to USD 198 million. This was driven by higher operating income and lower operating expenses.

Operating income

Total operating income increased by USD 160 million, or 11%, to USD 1,681 million. This reflected higher revenues across both Corporate Client Solutions and Investor Client Services.

Corporate Client Solutions

Corporate Client Solutions revenues increased by USD 83 million, or 18%, to USD 543 million, driven by increases across nearly all income lines.

Advisory revenues increased by USD 29 million, or 25%, to USD 144 million, mainly driven by higher revenues from merger and acquisition transactions, against a 25% decrease in the global fee pool, as well as from private transactions.

Equity Capital Markets revenues increased by USD 22 million, or 18%, to USD 144 million, mainly reflecting higher revenues from public offerings, against a global fee pool increase of 30%. Revenues from private transactions were broadly stable.

Debt Capital Markets revenues increased by USD 18 million, or 12%, to USD 178 million. Investment grade revenues increased 58%, against a global fee pool increase of 22%. Leveraged finance revenues decreased 5%, against a global fee pool increase of 10% and a strong prior-year quarter.

Financing Solutions revenues increased by USD 16 million, or 31%, to USD 69 million, mainly reflecting higher revenues from real estate finance and mortgage-backed securities, which benefited from a favorable US interest rate environment.

Risk Management revenues decreased by USD 3 million, or 31%, to USD 8 million, mainly driven by losses on a portfolio of loans that are being exited.

Investor Client Services

Investor Client Services revenues increased by USD 66 million, or 6%, to USD 1,144 million, reflecting increases in Foreign Exchange, Rates and Credit, and in Equities revenues.

Equities

Equities revenues increased by USD 16 million, or 2%, to USD 792 million, across Derivatives and Financing Services.

Cash revenues decreased by USD 19 million, or 6%, to USD 284 million, mainly due to lower market volumes.

Derivatives revenues increased to USD 168 million from USD 156 million, driven by higher client activity levels.

Financing Services revenues increased to USD 347 million from USD 345 million, mainly driven by higher equity financing revenues.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 50 million, or 16%, to USD 352 million. Rates and Credit revenues increased 362%, mainly due to higher client activity in a more constructive trading environment. Foreign Exchange revenues decreased 29% as the business was affected by historically low levels of volatility, and due to the prior-year period including USD 53 million of revenues from Group Treasury for the rebalancing of the Group’s currency exposures in connection with the change of functional and presentation currencies.

Operating expenses

Total operating expenses increased by USD 105 million to USD 1,703 million, and adjusted operating expenses decreased by USD 43 million, or 3%, to USD 1,483 million.

Personnel expenses increased by USD 13 million to USD 550 million. Excluding restructuring expenses, adjusted personnel expenses decreased by USD 66 million to USD 469 million, driven by reductions across all main cost categories.

General and administrative expenses increased by USD 9 million to USD 262 million, and on an adjusted basis increased by USD 10 million to USD 260 million, mainly as a result of an increase in provisions for litigation, regulatory and similar matters, partly offset by a reduction of the expense for the UK bank levy, which decreased to USD 46 million from USD 61 million.

Net expenses for services to/from Corporate Center and other business divisions decreased to USD 779 million from USD 805 million. Excluding restructuring expenses, adjusted net expenses increased to USD 751 million from USD 737 million, mainly driven by higher expenses for IT development and compliance costs.

Amortization and impairment of goodwill and intangible assets increased by USD 108 million to USD 110 million. Excluding a USD 110 million goodwill charge, amortization and impairment of goodwill and intangibles assets on an adjusted basis were stable at USD 1 million. As we continue to realign our Investment Bank and execute on a number of strategic initiatives to drive profitable growth, IAS 36, Impairment of Assets, requires us to give consideration to the range of possible forecast cash flows and uncertainties in macroeconomic factors that currently exist when determining the recoverability of goodwill. With this write-down, goodwill in the Investment Bank is now nil.

Risk-weighted assets and leverage ratio denominator: 4Q19  vs 3Q19

Risk-weighted assets

Total risk-weighted assets (RWA) decreased by USD 8 billion to USD 81 billion, driven by a reduction in credit risk RWA, which reflected a lower level of secured financing transactions and lending exposure, a decrease in market risk RWA, which reflected lower average regulatory and stressed value-at-risk levels, and a reduction in operational risk RWA due to the annual recalibration of the advanced measurement approach (AMA) model.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) decreased by USD 7 billion to USD 293 billion, due to lower derivative and securities financing transaction exposures, partly offset by higher trading portfolio assets, mainly due to market appreciation.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center

Corporate Center[1,2]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	3Q19	4Q18	31.12.19	31.12.18

Results
Operating profit / (loss) before tax	(306)	(200)	(518)	53	(41)	(577)	(971)
of which: Group Treasury	(100)	(87)	(82)	15	22	(69)	(445)
of which: Non-core and Legacy Portfolio	(68)	(53)	(91)	29	(25)	(84)	(128)
of which: Retained Services	(137)	(60)	(345)	131	(60)	(424)	(398)

Adjusted results[3]
Total operating income as reported	(211)	(191)	(423)	11	(50)	(385)	(626)
of which: gains on sale of real estate							31
of which: gain / (loss) on sale of subsidiaries and businesses							25
of which: remeasurement loss related to UBS Securities China			(270)				(270)
of which: net foreign currency translation gains / (losses)		(46)				(35)
of which: net gains / (losses) from properties held for sale	(29)					(29)
Total operating income (adjusted)	(182)	(145)	(154)	26	19	(321)	(413)
Total operating expenses as reported	95	9	95			192	346
of which: gain related to changes to the Swiss pension plan							(122)
of which: net restructuring (credits) / expenses	4	(6)				(2)	(4)
Total operating expenses (adjusted)	91	15	95	511	(4)	194	472
Operating profit / (loss) before tax as reported	(306)	(200)	(518)	53	(41)	(577)	(971)
Operating profit / (loss) before tax (adjusted)	(273)	(160)	(248)	71	10	(515)	(885)

Additional information
Average attributed equity (USD billion)[4]	16.2	15.5	13.6	5	19	15.1	13.3
Risk-weighted assets (USD billion)[4]	28.3	27.9	28.1	2	1	28.3	28.1
Leverage ratio denominator (USD billion)[4]	76.2	68.8	86.5	11	(12)	76.2	86.5
Personnel (full-time equivalents)	33,218	31,913	30,581	4	9	33,218	30,581

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 The presentation of reported results in this table has been amended to focus on operating profit / (loss), providing a breakdown into Group Treasury, Non-core and Legacy Portfolio, and Retained Services.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Capital management” section of this report for more information.

Results: 4Q19 vs 4Q18

Corporate Center recorded a loss before tax of USD 306 million, compared with a loss of USD 518 million in the prior-year quarter. The adjusted loss before tax was USD 273 million, compared with a loss of USD 248 million, excluding losses from the remeasurement of properties reclassified as properties held for sale in the fourth quarter of 2019 and a remeasurement loss related to the increase of our shareholding in UBS Securities China in the fourth quarter of 2018.

Group Treasury

The Group Treasury result was negative USD 100 million, compared with negative USD 82 million.

Group Treasury included income related to hedge accounting ineffectiveness of negative USD 34 million, compared with positive USD 91 million. Revenues from accounting asymmetries were negative USD 47 million, compared with negative USD 67 million. Revenues relating to centralized Group Treasury risk management services were positive USD 4 million, compared with negative revenues of USD 92 million. Operating expenses were stable at USD 23 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 68 million, compared with negative USD 91 million. The improved result was mainly due to increased net operating income reflecting lower losses on unwind activities. In addition, lower operating expenses were predominantly driven by the release of litigation provisions.

Retained Services

The Retained Services result was negative USD 137 million, compared with negative USD 345 million. Excluding losses from the remeasurement of properties reclassified as properties held for sale and restructuring expenses in the fourth quarter of 2019, as well as the remeasurement loss related to the increase of our shareholding in UBS Securities China in the fourth quarter of 2018, the adjusted result was negative USD 105 million, compared with negative USD 77 million.

Personnel: 4Q19 vs 3Q19

As of 31 December 2019, Corporate Center employed 33,218 personnel (full-time equivalents), a net increase of 1,305 compared with 30 September 2019. The increase was mainly driven by the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, as well as staffing to address regulatory requirements.

Risk, treasury and capital management

Management report

Risk management and control

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2018.

Credit risk

Total net credit loss expenses in the fourth quarter of 2019 were USD 8 million, reflecting net expenses of USD 7 million related to credit-impaired (stage 3) positions and net expenses of USD 1 million related to stage 1 and stage 2 positions.

Overall credit risk exposures were broadly unchanged during the fourth quarter of 2019.

We aim to manage our Swiss lending portfolios prudently and remain watchful for signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business’s overall ability to distribute risk remained sound. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Banking and traded products exposure in our business divisions and Corporate Center
	31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure	239,032	194,395	2,914	48,170	30,570	515,081
of which: loans and advances to customers (on-balance sheet)	174,510	136,572	1	10,585	5,882	327,550
of which: guarantees and loan commitments (off-balance sheet)	5,578	23,142	0	16,009	960	45,689
Traded products[2,3]
Gross exposure	8,830	841	0	38,233		47,904
of which: over-the-counter derivatives	6,571	804	0	9,832		17,207
of which: securities financing transactions	0	0	0	20,821		20,821
of which: exchange-traded derivatives	2,259	36	0	7,580		9,876
Other credit lines, gross[4]	10,735	20,986	0	3,227	144	35,092

Total credit-impaired exposure, gross (stage 3)[1]	902	1,694	0	91	427	3,113
Total allowances and provisions for expected credit losses (stages 1 to 3)	209	696	0	87	37	1,029
of which: stage 1	59	81	0	38	3	181
of which: stage 2	34	122	0	3	0	160
of which: stage 3 (allowances and provisions for credit-impaired exposures)	116	493	0	46	34	688

	30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure	231,438	182,077	2,692	51,480	23,491	491,177
of which: loans and advances to customers (on-balance sheet)	171,608	132,222	0	10,639	6,489	320,958
of which: guarantees and loan commitments (off-balance sheet)	5,157	19,932	0	17,523	81	42,692
Traded products[2,3]
Gross exposure	10,419	1,018	0	35,879		47,316
of which: over-the-counter derivatives	7,322	978	0	10,277		18,577
of which: securities financing transactions	287	0	0	18,835		19,122
of which: exchange-traded derivatives	2,810	40	0	6,766		9,617
Other credit lines, gross[4]	10,352	19,911	0	2,196	138	32,597

Total credit-impaired exposure, gross (stage 3)[1]	858	1,828	0	115	417	3,218
Total allowances and provisions for expected credit losses (stages 1 to 3)	205	688	0	113	35	1,041
of which: stage 1	57	74	0	26	3	160
of which: stage 2	28	131	0	13	0	173
of which: stage 3 (allowances and provisions for credit-impaired exposures)	120	483	0	74	32	709

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Corporate Center is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.19	30.9.19	31.12.19	30.9.19
Secured by residential property	54,383	53,506	100,645	96,288
Secured by commercial / industrial property	2,619	2,346	17,131	16,725
Secured by cash	16,852	15,098	1,569	1,444
Secured by securities	88,684	89,577	1,766	1,678
Secured by guarantees and other collateral	10,591	9,978	5,351	5,221
Unsecured loans and advances to customers	1,381	1,104	10,111	10,867
Total loans and advances to customers, gross	174,510	171,608	136,572	132,222
Allowances	(93)	(92)	(595)	(592)
Total loans and advances to customers, net of allowances	174,417	171,517	135,978	131,629

Market risk

Market risk remained at low levels due to our continued focus on managing tail risks. Average management value-at-risk (VaR) (1-day, 95% confidence level) decreased to USD 8 million from USD 12 million in the previous quarter, mainly driven by the Investment Bank’s Equities business.

There were no Group VaR negative backtesting exceptions in the fourth quarter of 2019 and the total number of negative backtesting exceptions within the most recent 250 business days decreased from 1 to 0. The FINMA VaR multiplier for market risk RWA was unchanged compared with the previous quarter, at 3.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Corporate Center by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	11	7	7	5	6	5	3	2
Corporate Center	4	6	5	5	1	5	2	1	0
Diversification effect[2,3]			(4)	(4)	0	(4)	(3)	(1)	0
Total as of 31.12.19	6	12	9	8	5	8	5	3	2
Total as of 30.9.19	8	18	11	12	8	9	4	3	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

As of 31 December 2019, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 25.1 million, compared with negative USD 24.3 million as of 30 September 2019. The change in interest rate sensitivity was driven by a slight reduction in the modeled duration of our Swiss franc deposits and from hedges on newly issued additional tier 1 (AT1) capital instruments denominated in Swiss francs. The reported interest rate sensitivity excludes the AT1 capital instruments as per FINMA Pillar 3 disclosure requirements and our equity, goodwill and real estate with a modeled sensitivity of approximately USD 4 million per basis point in Swiss francs and USD 15 million per basis point in US dollars.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 5.0 billion, representing a pro forma reduction of 9.6% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2019 would be a reduction of 1.3%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2018 and the 30 June 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about the management of interest rate risk in the banking book

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(3.3)	(463.1)	519.6	(235.7)	143.9	(44.7)	47.6
EUR	(0.4)	(73.6)	79.3	(5.3)	(7.3)	(28.0)	29.5
GBP	0.1	8.9	(23.0)	(6.7)	6.4	11.5	(11.0)
USD	(20.8)	(4,317.5)	3,570.0	(566.9)	(450.5)	(2,019.7)	2,132.4
Other	(0.8)	(157.9)	169.9	(1.4)	(29.8)	(85.0)	93.5
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.19	(25.1)	(5,003.2)	4,315.9	(816.1)	(337.2)	(2,166.0)	2,292.0
Additional tier 1 (AT1) capital instruments	5.0	954.3	(1,024.6)	(42.2)	253.5	610.8	(638.5)
Total including AT1 capital instruments as of 31.12.19	(20.1)	(4,048.9)	3,291.2	(858.3)	(83.7)	(1,555.2)	1,653.5
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.19	(24.3)	(4,942.3)	4,301.9	(647.1)	(468.2)	(2,245.6)	2,449.0
Total including AT1 capital instruments as of 30.9.19	(19.1)	(3,934.2)	3,216.4	(673.2)	(217.5)	(1,613.4)	1,788.1

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU remains an area of concern.

The Middle East remains volatile, with tensions among a number of key regional players persisting.

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential effects on key markets, economies and countries.

We also continue to closely monitor our direct exposure to China. In addition, a number of emerging markets are facing economic, political and market pressures.

Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2018 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.12.19							30.9.19
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	125	124	446	412	2,612	3,183	3,148	2,840	2,793
Belgium	382	382	182	182	46	609	609	378	378
Finland	7	7	614	614	344	965	965	236	236
France	494	490	951	834	2,029	3,473	3,353	3,619	3,530
Greece	12	4	0	0	4	16	8	28	18
Ireland[2]	338	338	58	58	488	884	884	923	923
Italy	765	680	150	135	324	1,240	1,139	1,436	1,296
Portugal	26	26	59	59	9	94	94	107	107
Spain	420	391	17	17	337	774	745	1,480	1,452
Other[3]	26	9	18	18	28	72	56	304	288
Total	2,594	2,451	2,495	2,328	6,221	11,310	11,001	11,352	11,022

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

There have been no significant changes in the operational risk environment over the quarter, with operational resilience, conduct and financial crime remaining the key consequential risk themes for UBS and the financial services industry.

As critical elements of operational resilience, cybersecurity, technology, data protection, third party risk management and business continuity management remain key focus areas for the firm. In particular, we continue to invest in preemptive and detective measures to defend UBS against evolving and highly sophisticated cyberattacks with a focus on (i) increasing readiness to identify and respond to cyber threats and data loss, (ii) employee training and behaviors, and (iii) application and infrastructure security (including vulnerability management).

Managing conduct risks – through achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct – is an integral part of our operational risk framework. We continue to seek to effectively embed the conduct risk framework across our activities, enhance management information and maintain momentum on fostering a strong culture.

Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. We continue to prioritize our efforts to meet the developing nature of these risks and to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations. The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer and anti-money laundering (AML) programs. As a response, the firm initiated a comprehensive program to ensure sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. We have introduced significant improvement measures in 2019 and aim to complete remediation in 2020. We have also been focusing on strategic enhancements in the areas of AML / know-your-customer and sanctions on a global scale to cope with the evolving risk profile and regulatory expectations.

During 2018 and 2019, the firm performed a systematic review of wider risk themes and creation of programs to drive sustainable remediation, which have contributed to a reduction in the overall portfolio of high-rated operational risk issues and the number of new deficiencies being discovered by the end of 2019. This trend indicates a more holistic approach to identification of operational risk issues, accountability for ownership, and focus on resolution of the underlying root causes.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2018, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (31 December 2019 vs 30 September 2019)

As of 31 December 2019, balance sheet assets totaled USD 972 billion, a decrease of USD 1 billion compared with 30 September 2019.

Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 14 billion to USD 827 billion, mainly driven by increases in cash and balances at central banks, trading portfolio assets and lending balances. This was partly offset by decreases in other financial assets measured at amortized cost and fair value, as well as in securities financing transactions at amortized cost.

Cash and balances at central banks increased by USD 16 billion to USD 107 billion, mainly as a result of higher customer deposits and transfers from debt securities within our high-quality liquid assets (HQLA) portfolio, partly offset by increased funding consumption by the business divisions. Trading portfolio assets increased by USD 12 billion to USD 128 billion, mainly in the Investment Bank, largely reflecting mark-to-market gains and increased hedging requirements on the back of client activity in our Equities business. Lending assets increased by USD 6 billion to USD 339 billion, primarily driven by currency effects.

These increases were partly offset by a decrease of USD 13 billion in other financial assets measured at amortized cost and fair value to USD 86 billion, predominantly driven by the aforementioned transfers from debt securities to cash and balances at central banks. Securities financing transactions at amortized cost decreased by USD 8 billion to USD 84 billion, reflecting a reduction of excess cash reinvestments.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 15 billion to USD 145 billion, primarily due to compression activity and mark-to-market movements on interest rate contracts held in our Foreign Exchange, Rates and Credit business and Non-core and Legacy Portfolio.

Liquidity coverage ratio

In the fourth quarter of 2019, the UBS Group liquidity coverage ratio (LCR) decreased 4 percentage points to 134%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The LCR decrease was primarily driven by lower average HQLA balances, as higher funding consumption by the business divisions and reductions in issued debt were partially offset by higher deposit balances. In addition, average net cash outflows increased, following a reduction in inflows from secured financing transaction investments, partially offset by higher average inflows from loans.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q19[1]	Average 3Q19[1]
High-quality liquid assets	166	168
Net cash outflows	124	122
Liquidity coverage ratio (%)	134	138
1 Calculated based on an average of 64 data points in the fourth quarter of 2019 and 66 data points in the third quarter of 2019.

Liabilities and funding management

Liabilities (31 December 2019 vs 30 September 2019)

Total liabilities were broadly unchanged at USD 917 billion as of 31 December 2019. Total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 12 billion to USD 765 billion as of 31 December 2019.

Customer deposits increased by USD 21 billion to USD 448 billion, primarily in Global Wealth Management and Personal & Corporate Banking, driven by currency effects as well as deposit increases in the Americas.

The increase in customer deposits was partly offset by decreases in short-term borrowings of USD 6 billion to USD 28 billion and long-term debt of USD 3 billion to USD 155 billion, mainly reflecting net maturities, as well as a decrease in trading portfolio liabilities of USD 3 billion to USD 31 billion as a result of client-driven decreases in our Equities business.

Derivatives and cash collateral payables on derivative instruments decreased by USD 11 billion to USD 152 billion, in line with the aforementioned decrease in derivative financial assets and cash collateral receivables.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about capital and senior debt instruments

Equity (31 December 2019 vs 30 September 2019)

Equity attributable to shareholders decreased to USD 54,533 million as of 31 December 2019, from USD 56,187 million as of 30 September 2019.

Total comprehensive income attributable to shareholders was negative USD 1,577  million, reflecting net profit of USD 722 million and negative other comprehensive income (OCI) of USD 2,299  million. OCI consisted mainly of negative defined benefit plan OCI of USD 2,015 million, primarily reflecting a reversal of the Swiss plan’s net defined benefit asset that was initially recognized in the third quarter of 2019, negative cash flow hedge OCI of USD 506 million and negative OCI related to own credit of USD 147 million. These effects were partly offset by positive foreign currency translation OCI of USD 380 million.

Share premium increased by USD 98 million, mainly due to the amortization of deferred share-based compensation awards.

Net treasury share activity reduced equity attributable to shareholders by USD 175 million. This was predominantly due to repurchases of USD 202 million under our share repurchase program.

→   Refer to the “Group performance” section of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

Off-balance sheet (31 December 2019 vs 30 September 2019)

Forward starting reverse repurchase agreements and forward starting repurchase agreements decreased by USD 16 billion to USD 22 billion and by USD 13 billion to USD 8 billion, respectively, primarily in Corporate Center, reflecting lower client activity in short-dated securities financing transactions. Guarantees net of sub-participations increased by USD 2 billion to USD 16 billion, mainly in Personal & Corporate Banking.

Net stable funding ratio

As of 31 December 2019, our estimated pro forma net stable funding ratio (NSFR) was 111%, an increase of 3 percentage points compared with 30 September 2019. This mainly reflected an USD 9 billion increase in available stable funding, mainly driven by an increase in deposits. In addition, required stable funding decreased by USD 3 billion, largely due to a reduction in derivative instruments and calculation refinements, partly offset by an increase in trading assets.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will continue to be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information about the net stable funding ratio

Pro forma net stable funding ratio
USD billion, except where indicated	31.12.19	30.9.19
Available stable funding	488	479
Required stable funding	442	445
Pro forma net stable funding ratio (%)	111	108

Capital management

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with the “Capital management” section of our Annual Report 2018, which provides more information about our capital management objectives, planning and activities as well as the Swiss SRB total loss-absorbing capacity framework.

Additional regulatory disclosures for UBS Group AG on a consolidated basis will be provided in our 31 December 2019 Pillar 3 report. The Pillar 3 report further includes information relating to our significant regulated subsidiaries and subgroups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 December 2019 and will be available as of 28 February 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the combined UBS Group AG and UBS AG Annual Report 2019, which will be available as of 28 February 2020 under “Annual reporting” at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

→   Please refer to “Regulatory and legal developments” in the “Recent developments” section of this report for information about changes to the gone concern capital requirements and the introduction of the Net Stable Funding Ratio

Swiss SRB requirements and information

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 December 2019. During the fourth quarter of 2019, we began to apply a lower add-on requirement in the table below, reflecting the degree of systemic importance based on market share.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 31.12.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.71	35,543	4.50	41,010	14.25[1]	36,943	4.88[1]	44,427
Common equity tier 1 capital	9.81	25,434	3.20	29,162	9.95	25,797	3.38	30,757
of which: minimum capital	4.90	12,701	1.70	15,493	4.50	11,664	1.50	13,670
of which: buffer capital	4.60	11,924	1.50	13,670	5.14	13,323	1.88	17,087
of which: countercyclical buffer	0.31	810			0.31	810
Maximum additional tier 1 capital	3.90	10,109	1.30	11,847	4.30	11,146	1.50	13,670
of which: additional tier 1 capital	3.10	8,035	1.30	11,847	3.50	9,072	1.50	13,670
of which: additional tier 1 buffer capital	0.80	2,074			0.80	2,074

Eligible going concern capital
Total going concern capital	22.01	57,056	6.26	57,056	20.02	51,888	5.69	51,888
Common equity tier 1 capital	13.73	35,582	3.90	35,582	13.73	35,582	3.90	35,582
Total loss-absorbing additional tier 1 capital[2]	8.28	21,474	2.36	21,474	6.29	16,306	1.79	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	5.36	13,892	1.52	13,892	5.36	13,892	1.52	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	0.93	2,414	0.26	2,414	0.93	2,414	0.26	2,414
of which: low-trigger loss-absorbing tier 2 capital	1.99	5,168	0.57	5,168

Required gone concern capital
Total gone concern loss-absorbing capacity	9.51	24,662	3.27	29,789	10.34	26,805	3.70	33,719
of which: base requirement	10.52	27,269	3.63	33,036	12.86	33,334	4.50	41,010
of which: additional requirement for market share and LRD[3]	0.81	2,100	0.28	2,563	1.08	2,799	0.38	3,417
of which: applicable reduction on requirements	(1.82)	(4,706)	(0.64)	(5,810)	(3.60)	(9,329)	(1.17)	(10,708)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(1.82)	(4,706)	(0.64)	(5,810)	(2.27)	(5,883)	(0.80)	(7,262)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.33)	(3,446)	(0.38)	(3,446)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.57	32,585	3.58	32,585	14.56	37,753	4.14	37,753
Total tier 2 capital	0.87	2,263	0.25	2,263	2.87	7,431	0.82	7,431
of which: low-trigger loss-absorbing tier 2 capital	0.67	1,724	0.19	1,724	2.66	6,892	0.76	6,892
of which: non-Basel III-compliant tier 2 capital	0.21	540	0.06	540	0.21	540	0.06	540
TLAC-eligible senior unsecured debt	11.70	30,322	3.33	30,322	11.70	30,322	3.33	30,322

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.23	60,205	7.77	70,799	24.59	63,748	8.58	78,146
Eligible total loss-absorbing capacity	34.58	89,641	9.84	89,641	34.58	89,641	9.84	89,641

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD (30 September 2019: 1.44% for RWA and 0.5% for LRD).    2 Includes outstanding low-trigger loss-absorbing additional tier 1 and tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to “Regulatory and legal developments” in the “Recent developments” section of this report for more information.    3 A lower add-on requirement for market share was applied in the fourth quarter of 2019, of which 0.27% was applied for RWA and 0.09% for LRD under the transitional rules, 0.36% was applied for RWA and 0.125% for LRD under the final rules as of 1.1.2020.

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on both transitional arrangements and final rules, which are effective as of 1 January 2020. The remaining differences between the “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” columns are entirely related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described under “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2019, which will be available as of 28 February 2020 under “Annual reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	31.12.19	30.9.19	31.12.18	31.12.19	30.9.19	31.12.18

Eligible going concern capital
Total going concern capital	57,056	55,843	52,287	51,888	50,702	46,279
Total tier 1 capital	51,888	50,702	46,279	51,888	50,702	46,279
Common equity tier 1 capital	35,582	34,673	34,119	35,582	34,673	34,119
Total loss-absorbing additional tier 1 capital	16,306	16,029	12,160	16,306	16,029	12,160
of which: high-trigger loss-absorbing additional tier 1 capital	13,892	13,625	9,790	13,892	13,625	9,790
of which: low-trigger loss-absorbing additional tier 1 capital	2,414	2,404	2,369	2,414	2,404	2,369
Total tier 2 capital	5,168	5,140	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,168	5,140	6,008

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	32,585	32,336	31,452	37,753	37,476	37,460
Total tier 2 capital	2,263	2,267	1,464	7,431	7,407	7,471
of which: low-trigger loss-absorbing tier 2 capital[1]	1,724	1,733	771	6,892	6,873	6,779
of which: non-Basel III-compliant tier 2 capital[3]	540	534	693	540	534	693
TLAC-eligible senior unsecured debt	30,322	30,069	29,988	30,322	30,069	29,988

Total loss-absorbing capacity
Total loss-absorbing capacity	89,641	88,178	83,738	89,641	88,178	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	259,208	264,626	263,747	259,208	264,626	263,747
Leverage ratio denominator	911,325	901,914	904,598	911,325	901,914	904,598

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	22.0	21.1	19.8	20.0	19.2	17.5
of which: common equity tier 1 capital ratio	13.7	13.1	12.9	13.7	13.1	12.9
Gone concern loss-absorbing capacity ratio	12.6	12.2	11.9	14.6	14.2	14.2
Total loss-absorbing capacity ratio	34.6	33.3	31.7	34.6	33.3	31.7

Leverage ratios (%)
Going concern leverage ratio	6.3	6.2	5.8	5.7	5.6	5.1
of which: common equity tier 1 leverage ratio	3.90	3.84	3.77	3.90	3.84	3.77
Gone concern leverage ratio	3.6	3.6	3.5	4.1	4.2	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.8	9.3	9.8	9.8	9.3

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020,  the 50% haircut is no longer applied; refer to “Regulatory and legal developments” in the “Recent developments” section of this report for more information.    3 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 31 December 2019, our going concern capital increased by USD 1.2 billion to USD 51.9 billion, primarily due to a USD 0.9 billion increase in our common equity tier 1 (CET1) capital and the issuance of a USD 0.3 billion high-trigger loss-absorbing AT1 capital instrument denominated in Swiss francs. The increase in our CET1 capital was mainly due to operating profit before tax, changes in compensation-related regulatory capital accruals, foreign currency translation effects and defined benefit plans. These effects were partially offset by accruals for capital returns to shareholders, share repurchases under our share repurchase program and current tax expenses.

→   Refer to “UBS shares” in this section for more information about the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 0.3 billion to USD 37.8 billion, mainly due to issuances of total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments during the fourth quarter of 2019.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.6 percentage points to 13.7%, reflecting a USD 5.4 billion decrease in risk-weighted assets (RWA) and the USD 0.9 billion increase in CET1 capital.

Our CET1 leverage ratio increased from 3.84% to 3.90% in the fourth quarter of 2019, as the USD 9 billion increase in the leverage ratio denominator (LRD) was more than offset by the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio increased from 14.2% to 14.6%, mainly driven by the aforementioned decrease in RWA. Our gone concern leverage ratio decreased from 4.2% to 4.1% due to the aforementioned increase in LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.12.19	30.9.19	31.12.18
Total IFRS equity	54,707	56,351	53,103
Equity attributable to non-controlling interests	(174)	(163)	(176)
Defined benefit plans, net of tax	(9)	(2,140)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,121)	(6,333)	(6,107)
Deferred tax assets on temporary differences, excess over threshold	(221)	(119)	(586)
Goodwill, net of tax[1]	(6,178)	(6,256)	(6,514)
Intangible assets, net of tax	(195)	(210)	(251)
Compensation-related components (not recognized in net profit)	(1,717)	(1,944)	(1,652)
Expected losses on advanced internal ratings-based portfolio less provisions	(495)	(458)	(368)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,260)	(1,749)	(109)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	48	(114)	(397)
Prudential valuation adjustments	(104)	(128)	(120)
Accruals for proposed dividends to shareholders for 2018			(2,648)
Other[2]	(2,700)[3]	(2,061)	(56)
Total common equity tier 1 capital	35,582	34,673	34,119

1 Includes goodwill related to significant investments in financial institutions of USD 178 million as of 31 December 2019 (30 September 2019: USD 173 million; 31 December 2018: USD 176 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.    3 Includes accruals for proposed dividends to shareholders of USD 2,628 million as of 31 December 2019.

Capital management

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 30.9.19	34,673	34,673
Operating profit before tax	928	928
Current tax (expense) / benefit	(183)	(183)
Foreign currency translation effects	338	338
Compensation- and own shares-related capital components (including share premium)	360	360
Defined benefit plans[1]	117	117
Share repurchase program[2]	(202)	(202)
Other[3]	(449)	(449)
Common equity tier 1 capital as of 31.12.19	35,582	35,582
Loss-absorbing additional tier 1 capital as of 30.9.19	16,029	16,029
Issuance of high-trigger loss-absorbing additional tier 1 capital	275	275
Foreign currency translation and other effects	2	2
Loss-absorbing additional tier 1 capital as of 31.12.19	16,306	16,306
Tier 2 capital as of 30.9.19	5,140
Foreign currency translation and other effects	28
Tier 2 capital as of 31.12.19	5,168
Total going concern capital as of 30.9.19	55,843	50,702
Total going concern capital as of 31.12.19	57,056	51,888

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.19	2,267	7,407
Foreign currency translation and other effects	(3)	25
Tier 2 capital as of 31.12.19	2,263	7,431
TLAC-eligible senior unsecured debt as of 30.9.19	30,069	30,069
Issuance of TLAC-eligible senior unsecured debt instruments	212	212
Foreign currency translation and other effects	41	41
TLAC-eligible senior unsecured debt as of 31.12.19	30,322	30,322
Total gone concern loss-absorbing capacity as of 30.9.19	32,336	37,476
Total gone concern loss-absorbing capacity as of 31.12.19	32,585	37,753

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.19	88,178	88,178
Total loss-absorbing capacity as of 31.12.19	89,641	89,641

1 Relates to pension liabilities of non-Swiss pension plans.    2 Refer to “UBS shares” in this section for more information about the publicly announced share repurchase program.    3 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 11 billion and our CET1 capital by USD 1.1 billion as of 31 December 2019 (30 September 2019: USD 11 billion and USD  1.0 billion, respectively) and decreased our CET1 capital ratio 14 basis points (30 September 2019: 13 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 10 billion and our CET1 capital by USD 1.0 billion (30 September 2019: USD 10 billion and USD  0.9 billion, respectively) and increased our CET1 capital ratio 14 basis points (30 September 2019: 13 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 57 billion as of 31 December 2019 (30 September 2019: USD 56 billion) and decreased our Swiss SRB going concern leverage ratio 18 basis points (30 September 2019: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 51 billion (30 September 2019: USD 50 billion) and increased our Swiss SRB going concern leverage ratio 18 basis points (30 September 2019: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 31 December 2019. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for more information

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Capital management

Risk-weighted assets

During the fourth quarter of 2019, risk-weighted assets (RWA) decreased by USD 5.4 billion to USD 259.2 billion, reflecting decreases from asset size and other movements of USD 6.2 billion and model updates of USD 2.9 billion, partly offset by currency effects of USD 3.2 billion and regulatory add-ons of USD 0.5 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.9.19	Currency effects	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.12.19
Credit and counterparty credit risk[2]	153.7	2.9	1.0		(4.6)	153.0
Non-counterparty-related risk	21.4	0.3			0.4	22.1
Market risk	9.2		(1.1)	0.5	(2.1)	6.6
Operational risk	80.3		(2.8)		0.0	77.5
Total	264.6	3.2	(2.9)	0.5	(6.2)	259.2

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to the 31 December 2019 Pillar 3 report, which will be available as of 28 February 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA decreased by USD 0.7 billion to USD 153.0 billion as of 31 December 2019. The RWA movements described below exclude currency effects.

The RWA decrease from asset size and other movements of USD 4.6 billion was predominantly driven by decreases in traded loans, term loan exposures and unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business. In addition, RWA decreased by USD 1.4 billion as a result of transfers from debt securities to cash in Corporate Center.

The increase in RWA from model updates of USD 1.0 billion was mainly driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, which resulted in an RWA increase of USD 0.4 billion in Personal & Corporate Banking and of USD 0.1 billion in Global Wealth Management. In addition, a change of the credit conversion factor for zero-balance securities-backed lending and margin loans exposures increased RWA in Global Wealth Management by USD 0.4 billion.

We anticipate that methodology changes and model updates will increase credit and counterparty credit risk RWA by around USD 3 billion in the first quarter of 2020, primarily from the implementation of the standardized approach for counterparty credit risk (SA-CCR), which became effective 1 January 2020. In addition, changes in the composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to the “Risk management and control” section of this report and our 31 December 2019 Pillar 3 report, which will be available as of 28 February 2020 under “Pillar 3 disclosures” at www.ubs.com/investors, for more information

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2018 for more information

Market risk

Market risk RWA decreased by USD 2.7 billion to USD 6.6 billion in the fourth quarter of 2019, driven by a decrease of USD 2.1 billion in asset size and other movements resulting from lower average regulatory value-at-risk (VaR) and stressed VaR levels observed in the Investment Bank’s Equities business as well as reductions of USD 1.1 billion related to the ongoing parameter update of the VaR model. This was partially offset by an increase from regulatory add-ons of USD 0.5 billion, which reflected updates from the monthly risks-not-in-VaR assessment.

→   Refer to the “Risk management and control” section of this report and our 31 December 2019 Pillar 3 report, which will be available as of 28 February 2020 under “Pillar 3 disclosures” at www.ubs.com/investors, for more information

→   Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2018 for more information

Operational risk

Operational risk RWA decreased by USD 2.8 billion to USD 77.5 billion as of 31 December 2019, driven by the annual recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for information about the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total RWA
	31.12.19
Credit and counterparty credit risk[1]	35.0	57.3	1.8	50.6	8.3	153.0
Non-counterparty-related risk[2]	6.4	2.1	0.8	3.4	9.5	22.1
Market risk	0.8	0.0	0.0	4.6	1.1	6.6
Operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Total	78.1	67.1	4.6	81.1	28.3	259.2

	30.9.19
Credit and counterparty credit risk[1]	34.4	54.5	1.8	55.7	7.2	153.7
Non-counterparty-related risk[2]	6.2	2.1	0.7	3.3	9.1	21.4
Market risk	0.8	0.0	0.0	6.6	1.8	9.2
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	78.7	64.5	4.6	88.9	27.9	264.6

	31.12.19 vs 30.9.19
Credit and counterparty credit risk[1]	0.6	2.8	0.0	(5.2)	1.1	(0.7)
Non-counterparty-related risk[2]	0.2	0.0	0.0	0.1	0.4	0.7
Market risk	0.0	0.0	0.0	(2.0)	(0.7)	(2.7)
Operational risk	(1.3)	(0.3)	(0.1)	(0.8)	(0.3)	(2.8)
Total	(0.5)	2.6	0.0	(7.9)	0.4	(5.4)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2019: USD 9.0 billion; 30 September 2019: USD 8.7 billion), property, equipment and software (31 December 2019: USD 12.8 billion; 30 September 2019: USD 12.4 billion) and other items (31 December 2019: USD 0.4 billion; 30 September 2019: USD 0.2 billion).

Capital management

Leverage ratio denominator

During the fourth quarter of 2019, the leverage ratio denominator (LRD) increased by USD 9 billion to USD 911 billion. The increase was driven by currency effects of USD 16 billion, partly offset by a decrease in asset size and other movements of USD 7 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 30.9.19	Currency effects	Asset size and other	LRD as of 31.12.19
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	667.6	12.7	10.0	690.3
Derivative exposures	95.7	1.6	(8.3)	89.0
Securities financing transactions	129.0	1.5	(13.1)	117.5
Off-balance sheet items	25.2	0.4	2.3	27.9
Deduction items	(15.6)	(0.1)	2.4	(13.3)
Total	901.9	16.1	(6.7)	911.3

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 10 billion, mainly driven by higher trading portfolio assets in the Investment Bank’s Equities business as a result of mark-to-market movements and increased hedging activities against client positions and notes sold, as well as higher cash and balances with central banks in Corporate Center due to higher customer deposits and transfers from debt securities. This was partly offset by the derecognition of the Swiss pension plan surplus in the fourth quarter of 2019.

Derivative exposures decreased by USD 8 billion, mainly as a result of compression activity and mark-to-market movements on interest rate and foreign exchange contracts held in the Investment Bank’s Foreign Exchange, Rates and Credit business, as well as reductions in the Investment Bank’s Equities business, mainly due to trade expiries.

Securities financing transactions (SFTs) decreased by USD 13 billion, mainly driven by trade roll-offs due to excess cash re-investment activities and lower client demand in Corporate Center.

Off-balance sheet items increased by USD 2 billion, mainly driven by guarantees issued in Personal & Corporate Banking.

Deduction items increased by USD 2 billion, predominantly driven by the derecognition in OCI of the Swiss pension plan surplus in the fourth quarter of 2019.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Total
	31.12.19
Total IFRS assets	309.8	209.4	34.6	315.9	102.6	972.2
Difference in scope of consolidation[1]	(0.1)	0.0	(28.2)	0.0	0.1	(28.3)
Less: derivative exposures and SFTs[2]	(34.9)	(20.6)	(0.9)	(141.9)	(55.3)	(253.6)
On-balance sheet exposures	274.7	188.8	5.5	173.9	47.4	690.3
Derivative exposures	6.4	1.4	0.0	73.2	8.0	89.0
Securities financing transactions	32.1	19.6	0.9	38.9	26.0	117.5
Off-balance sheet items	4.7	14.8	0.0	7.3	1.0	27.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.4)	(1.4)	(0.2)	(6.2)	(13.3)
Total	312.7	224.2	5.0	293.2	76.2	911.3

	30.9.19
Total IFRS assets	311.7	202.3	32.2	325.0	101.9	973.1
Difference in scope of consolidation[1]	(0.1)	0.0	(25.5)	(0.3)	0.1	(25.9)
Less: derivative exposures and SFTs[2]	(37.3)	(19.9)	(1.0)	(158.1)	(63.4)	(279.6)
On-balance sheet exposures	274.3	182.4	5.7	166.6	38.6	667.6
Derivative exposures	6.8	1.9	0.0	78.3	8.6	95.7
Securities financing transactions	34.1	18.5	1.0	47.2	28.1	129.0
Off-balance sheet items	4.3	12.6	0.0	7.9	0.4	25.2
Items deducted from Swiss SRB tier 1 capital	(6.0)	(0.8)	(1.5)	(0.3)	(6.9)	(15.6)
Total	313.6	214.6	5.2	299.7	68.8	901.9

	31.12.19 vs 30.9.19
Total IFRS assets	(1.9)	7.1	2.4	(9.1)	0.7	(0.9)
Difference in scope of consolidation[1]	0.0	0.0	(2.7)	0.3	0.0	(2.4)
Less: derivative exposures and SFTs[2]	2.3	(0.7)	0.1	16.2	8.1	26.0
On-balance sheet exposures	0.4	6.4	(0.2)	7.3	8.7	22.7
Derivative exposures	(0.5)	(0.5)	0.0	(5.1)	(0.7)	(6.7)
Securities financing transactions	(2.0)	1.0	(0.1)	(8.4)	(2.1)	(11.5)
Off-balance sheet items	0.4	2.2	0.0	(0.5)	0.6	2.7
Items deducted from Swiss SRB tier 1 capital	0.8	0.5	0.1	0.2	0.8	2.3
Total	(0.9)	9.6	(0.2)	(6.5)	7.4	9.4

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Corporate Center to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Corporate Center Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Corporate Center Group items, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2018 for more information about the equity attribution framework

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Attributed equity
	For the quarter ended			For the year ended
USD billion	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Average attributed equity
Global Wealth Management	16.6	16.7	16.3	16.6	16.3
Personal & Corporate Banking	8.5	8.5	8.1	8.4	8.0
Asset Management	1.8	1.8	1.8	1.8	1.8
Investment Bank	12.3	12.2	12.7	12.3	13.0
Corporate Center	16.2	15.5	13.6	15.1	13.3
of which: deferred tax assets[1]	7.0	7.1	7.1	7.1	7.1
of which: related to retained RWA and LRD[2]	2.6	2.7	2.9	2.8	3.0
of which: defined benefit plans	1.1	1.1	0.0	0.5	0.0
of which: dividend accruals and others	5.5	4.6	3.6	4.6	3.2
Average equity attributed to business divisions and Corporate Center	55.4	54.7	52.5	54.2	52.4

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.

Return on attributed equity[1]
	For the quarter ended			For the year ended
In %	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Return on attributed equity[1]

Reported
Global Wealth Management	18.5	21.4	8.0	20.5	20.0
Personal & Corporate Banking	14.5	16.8	31.8	17.1	22.5
Asset Management	40.3	27.9	23.7	29.7	23.5
Investment Bank	(0.7)	5.6	(2.5)	6.4	11.5

Adjusted[2]
Global Wealth Management	19.0	22.0	7.4	20.9	20.5
Personal & Corporate Banking	14.7	17.1	15.0	17.3	18.1
Asset Management	41.8	30.2	28.2	31.5	26.6
Investment Bank	6.4	6.6	(0.2)	8.6	12.9
1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful. 2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued were unchanged in the fourth quarter of 2019.

We held 243 million treasury shares as of 31 December 2019, of which 118 million shares had been acquired under our share repurchase program for cancelation purposes. The remaining shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans and totaled 125 million shares as of 31 December 2019.

Treasury shares held increased by 15 million shares in the fourth quarter of 2019. This largely reflected repurchases of 17.0 million shares under our share repurchase program. Since March 2018, when the share repurchase program was started, we have acquired 117.7 million shares for a total consideration of CHF 1,550 million (USD 1,567 million).

UBS Group AG share information
	As of or for the quarter ended			As of or for the year ended
	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18
Shares issued	3,859,055,395	3,859,055,395	3,855,634,749	3,859,055,395	3,855,634,749
Treasury shares	243,021,296	227,874,988	166,467,802	243,021,296	166,467,802
of which: related to share repurchase program	117,706,540	100,688,200	48,318,800	117,706,540	48,318,800
Shares outstanding	3,616,034,099	3,631,180,407	3,689,166,947	3,616,034,099	3,689,166,947
Basic earnings per share (USD)[1]	0.20	0.29	0.08	1.17	1.21
Diluted earnings per share (USD)[1]	0.19	0.28	0.08	1.14	1.18
Basic earnings per share (CHF)[2]	0.20	0.29	0.09	1.17	1.18
Diluted earnings per share (CHF)[2]	0.19	0.28	0.09	1.14	1.14
Equity attributable to shareholders (USD million)	54,533	56,187	52,928	54,533	52,928
Less: goodwill and intangible assets (USD million)	6,469	6,560	6,647	6,469	6,647
Tangible equity attributable to shareholders (USD million)	48,064	49,627	46,281	48,064	46,281
Total book value per share (USD)	15.08	15.47	14.35	15.08	14.35
Tangible book value per share (USD)	13.29	13.67	12.55	13.29	12.55
Share price (USD)[3]	12.63	11.35	12.44	12.63	12.44
Market capitalization (USD million)	45,661	41,210	45,907	45,661	45,907

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N
Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2018, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first, second and third quarter 2019 reports, and in the “Recent developments” section of this report. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
USD million	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,566	2,699	2,683	10,684	10,100
Interest expense from financial instruments measured at amortized cost	(1,578)	(1,776)	(1,781)	(7,194)	(6,391)
Net interest income from financial instruments measured at fair value through profit or loss	273	167	324	1,011	1,338
Net interest income	1,262	1,090	1,226	4,501	5,048
Other net income from financial instruments measured at fair value through profit or loss	1,381	1,587	1,297	6,842	6,960
Credit loss (expense) / recovery	(8)	(38)	(53)	(78)	(118)
Fee and commission income	4,856	4,805	4,700	19,110	19,598
Fee and commission expense	(458)	(396)	(439)	(1,696)	(1,703)
Net fee and commission income	4,398	4,409	4,261	17,413	17,895
Other income	19	39	241	212	428
Total operating income	7,052	7,088	6,972	28,889	30,213
Personnel expenses	3,902	3,987	3,839	16,084	16,132
General and administrative expenses	1,618	1,308	2,293	5,288	6,797
Depreciation and impairment of property, equipment and software	480	432	343	1,765	1,228
Amortization and impairment of goodwill and intangible assets	125	16	17	175	65
Total operating expenses	6,124	5,743	6,492	23,312	24,222
Operating profit / (loss) before tax	928	1,345	481	5,577	5,991
Tax expense / (benefit)	200	294	165	1,267	1,468
Net profit / (loss)	727	1,051	315	4,310	4,522
Net profit / (loss) attributable to non-controlling interests	6	1	1	6	7
Net profit / (loss) attributable to shareholders	722	1,049	315	4,304	4,516

Earnings per share (USD)
Basic	0.20	0.29	0.08	1.17	1.21
Diluted	0.19	0.28	0.08	1.14	1.18

Statement of comprehensive income
	For the quarter ended			For the year ended
USD million	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Comprehensive income attributable to shareholders
Net profit / (loss)	722	1,049	315	4,304	4,516

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	723	(668)	(120)	200	(725)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(343)	305	21	(134)	181
Foreign currency translation differences on foreign operations reclassified to the income statement	3	45	(8)	52	3
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(2)	1	2	(14)	2
Income tax relating to foreign currency translations, including the impact of net investment hedges	(1)	1	0	0	(2)
Subtotal foreign currency translation, net of tax	380	(316)	(105)	104	(541)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(12)	30	68	189	(56)
Impairment charges reclassified to the income statement from equity	0	0	0	0	0
Realized gains reclassified to the income statement from equity	(4)	(26)	0	(33)	0
Realized losses reclassified to the income statement from equity	0	1	0	2	0
Income tax relating to net unrealized gains / (losses)	4	(4)	(23)	(41)	12
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(11)	0	44	117	(45)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(545)	542	816	1,571	(42)
Net (gains) / losses reclassified to the income statement from equity	(82)	(49)	(43)	(175)	(294)
Income tax relating to cash flow hedges	121	(76)	(157)	(253)	67
Subtotal cash flow hedges, net of tax	(506)	417	616	1,143	(269)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(137)	101	556	1,363	(855)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(2,475)	2,478	(252)	(146)	(220)
Income tax relating to defined benefit plans	461	(478)	221	(41)	276
Subtotal defined benefit plans, net of tax	(2,015)	2,000	(31)	(186)	56
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(147)	1	376	(400)	517
Income tax relating to own credit on financial liabilities designated at fair value	0	0	(8)	8	(8)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(147)	1	368	(392)	509
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(2,162)	2,001	336	(578)	565

Total other comprehensive income	(2,299)	2,101	892	785	(290)
Total comprehensive income attributable to shareholders	(1,577)	3,151	1,207	5,089	4,225

UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			For the year ended
USD million	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	6	1	1	6	7

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	4	(6)	1	(4)	(1)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	4	(6)	1	(4)	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	4	(6)	1	(4)	(1)
Total comprehensive income attributable to non-controlling interests	10	(5)	2	2	5

Total comprehensive income
Net profit / (loss)	727	1,051	315	4,310	4,522
Other comprehensive income	(2,295)	2,095	893	781	(292)
of which: other comprehensive income that may be reclassified to the income statement	(137)	101	556	1,363	(855)
of which: other comprehensive income that will not be reclassified to the income statement	(2,158)	1,994	337	(582)	563
Total comprehensive income	(1,567)	3,146	1,208	5,091	4,231

Balance sheet
USD million	31.12.19	30.9.19	31.12.18

Assets
Cash and balances at central banks	107,068	91,292	108,370
Loans and advances to banks	12,447	13,152	16,868
Receivables from securities financing transactions	84,245	91,954	95,349
Cash collateral receivables on derivative instruments	23,289	25,659	23,602
Loans and advances to customers	326,786	320,170	320,352
Other financial assets measured at amortized cost	22,980	23,552	22,563
Total financial assets measured at amortized cost	576,815	565,780	587,104
Financial assets at fair value held for trading	127,514	115,840	104,370
of which: assets pledged as collateral that may be sold or repledged by counterparties	41,285	40,412	32,121
Derivative financial instruments	121,841	134,241	126,210
Brokerage receivables	18,007	17,653	16,840
Financial assets at fair value not held for trading	83,944	93,162	82,690
Total financial assets measured at fair value through profit or loss	351,307	360,896	330,110
Financial assets measured at fair value through other comprehensive income	6,345	6,993	6,667
Investments in associates	1,051	1,009	1,099
Property, equipment and software	12,804	12,487	9,348
Goodwill and intangible assets	6,469	6,560	6,647
Deferred tax assets	9,537	9,471	10,105
Other non-financial assets	7,856	9,923	7,410
Total assets	972,183	973,118	958,489

UBS Group AG interim consolidated financial information (unaudited)

Balance sheet (continued)
USD million	31.12.19	30.9.19	31.12.18

Liabilities
Amounts due to banks	6,570	8,235	10,962
Payables from securities financing transactions	7,778	5,570	10,296
Cash collateral payables on derivative instruments	31,415	32,291	28,906
Customer deposits	448,284	426,785	419,838
Debt issued measured at amortized cost	110,497	117,084	132,271
Other financial liabilities measured at amortized cost	9,712	10,507	6,885
Total financial liabilities measured at amortized cost	614,256	600,472	609,158
Financial liabilities at fair value held for trading	30,591	33,494	28,943
Derivative financial instruments	120,880	131,435	125,723
Brokerage payables designated at fair value	37,233	38,260	38,420
Debt issued designated at fair value	66,809	66,709	57,031
Other financial liabilities designated at fair value	35,940	34,782	33,594
Total financial liabilities measured at fair value through profit or loss	291,452	304,680	283,711
Provisions	2,974	2,965	3,494
Other non-financial liabilities	8,794	8,650	9,022
Total liabilities	917,476	916,768	905,386

Equity
Share capital	338	338	338
Share premium	18,064	17,966	20,843
Treasury shares	(3,326)	(3,151)	(2,631)
Retained earnings	34,154	35,611	30,448
Other comprehensive income recognized directly in equity, net of tax	5,303	5,422	3,930
Equity attributable to shareholders	54,533	56,187	52,928
Equity attributable to non-controlling interests	174	163	176
Total equity	54,707	56,351	53,103
Total liabilities and equity	972,183	973,118	958,489

Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or for the year ended
	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	722	1,049	315	4,304	4,516

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	722	1,049	315	4,304	4,516
Less: (profit) / loss on own equity derivative contracts	0	0	0	0	(2)
Net profit / (loss) attributable to shareholders for diluted EPS	722	1,049	315	4,304	4,514

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,620,301,872	3,643,751,429	3,712,860,295	3,663,278,238	3,730,297,877
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	111,621,088	101,443,358	107,685,855	103,881,600	111,271,269
Weighted average shares outstanding for diluted EPS	3,731,922,960	3,745,194,787	3,820,546,150	3,767,159,838	3,841,569,146

Earnings per share (USD)
Basic	0.20	0.29	0.08	1.17	1.21
Diluted	0.19	0.28	0.08	1.14	1.18

Shares outstanding
Shares issued	3,859,055,395	3,859,055,395	3,855,634,749
Treasury shares	243,021,296	227,874,988	166,467,802
Shares outstanding	3,616,034,099	3,631,180,407	3,689,166,947

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18

Potentially dilutive instruments
Employee share-based compensation awards[1]		855,690	3,605,198		3,605,198
Other equity derivative contracts	21,578,671	29,552,630	15,501,021	21,632,879	11,912,450
Total	21,578,671	30,408,320	19,106,219	21,632,879	15,517,648
1 The last remaining option awards and stock appreciation rights expired during the fourth quarter of 2019.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.19	30.9.19	31.12.18
Provisions (excluding IFRS 9 provisions)	2,861	2,862	3,377
IFRS 9 provisions for off-balance sheet financial instruments	77	66	79
IFRS 9 provisions for other credit lines	37	38	37
Total provisions	2,974	2,965	3,494

The following table presents additional information for provisions (excluding IFRS 9 provisions).

USD million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2018	46	2,827	224	131	70	78	3,377
Adjustment from adoption of IFRS 16	0	0	(103)	(29)	0	0	(132)
Balance as of 1 January 2019	46	2,827	121	102	70	78	3,245
Balance as of 30 September 2019	41	2,503	77	95	68	77	2,862
Increase in provisions recognized in the income statement	7	131	68	4	3	2	214
Release of provisions recognized in the income statement	0	(25)	(5)	0	(3)	(12)	(45)
Provisions used in conformity with designated purpose	(5)	(156)	(36)	(2)	0	(4)	(203)
Capitalized reinstatement costs	0	0	0	1	0	0	1
Foreign currency translation / unwind of discount	1	22	2	2	2	2	31
Balance as of 31 December 2019	44	2,475	106[3]	100[4]	70	66	2,861

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of USD 40 million as of 31 December 2019 (30 September 2019: USD 16 million; 31 December 2018: USD 50 million) and provisions for onerous contracts of USD 61 million as of 31 December 2019 (30 September 2019: USD 57 million; 31 December 2018: USD 170 million).    4 Consists of reinstatement costs for leasehold improvements of USD 89 million as of 31 December 2019 (30 September 2019: USD 86 million; 31 December 2018: USD 89 million) and provisions for onerous contracts of USD 11 million as of 31 December 2019 (30 September 2019: USD 9 million; 31 December 2018: USD 42 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from subtenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b). There are no material contingent liabilities associated with the other classes of provisions.

Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this disclosure, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in early January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	UBS
Balance as of 31 December 2018	1,003	117	0	269	1,438	2,827
Balance as of 30 September 2019	867	110	0	197	1,329	2,503
Increase in provisions recognized in the income statement	64	0	0	57	10	131
Release of provisions recognized in the income statement	(17)	0	0	(3)	(6)	(25)
Provisions used in conformity with designated purpose	(147)	0	0	0	(9)	(156)
Foreign currency translation / unwind of discount	14	3	0	3	1	22
Balance as of 31 December 2019	782	113	0	255	1,325	2,475

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3, item 4 and item 7) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS France S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS France S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal is scheduled for June 2020. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2019 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 505 million at 31 December 2019). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008 and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. In January 2020 the settlement was approved by the court. Proceedings to determine how the settlement funds will be distributed to RMBS holders are ongoing. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019 the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. The BMIS Trustee appealed. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to that petition.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.4 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, two US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds, alleging an aggregate of USD 720 million in damages from the defendants. The plaintiffs claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and was subject to probation, which ended in early January 2020. In 2019 the European Commission announced two decisions with respect to foreign exchange trading. UBS was granted immunity by the European Commission in these matters and therefore was not fined. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement is subject to approval by the court. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint on 30 August 2019.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in the SIBOR /  SOR action have appealed the dismissal. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Securities transaction pricing and disclosure

UBS identified and reported to the relevant authorities instances in which some Global Wealth Management clients booked in Hong Kong and Singapore may have been charged inappropriate spreads on debt securities transactions between 2008 and 2015. In November 2019, UBS AG entered into a settlement with the Hong Kong Securities and Futures Commission (SFC) under which it was reprimanded and fined HKD 400 million (USD 51 million) and a settlement with the Monetary Authority of Singapore (MAS) under which it was fined SGD 11 million (USD 8.3 million). In addition, UBS has commenced reimbursing affected customers an aggregate amount equivalent to USD 47 million, including interest.

Our balance sheet at 31 December 2019 reflected a provision with respect to the matter described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 0.8 billion higher than the equity of UBS AG consolidated as of 31 December 2019. This difference is mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 4.7 billion lower than going concern capital of UBS Group AG consolidated as of 31 December 2019, reflecting lower additional tier 1 (AT1) capital of USD 4.3 billion and lower common equity tier 1 (CET1) capital of USD 0.3 billion.

–   CET1 capital of UBS Group AG consolidated was USD 0.3 billion higher than that of UBS AG consolidated as of 31 December 2019. The difference in CET1 capital was primarily due to different accruals for capital return and differences in equity, as mentioned above.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 31 December 2019, reflecting Deferred Contingent Capital Plan awards and low-trigger AT1 capital notes. These AT1 capital notes were issued by UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

UBS Group AG interim consolidated financial information (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.12.19
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	7,052	7,145	(93)
Operating expenses	6,124	6,332	(207)
Operating profit / (loss) before tax	928	814	114
of which: Global Wealth Management	766	754	12
of which: Personal & Corporate Banking	310	311	(1)
of which: Asset Management	180	180	0
of which: Investment Bank	(22)	(18)	(4)
of which: Corporate Center	(306)	(413)	107
Net profit / (loss)	727	628	100
of which: net profit / (loss) attributable to shareholders	722	622	100
of which: net profit / (loss) attributable to non-controlling interests	6	6	0

Statement of comprehensive income
Other comprehensive income	(2,295)	(1,475)	(819)
of which: attributable to shareholders	(2,299)	(1,479)	(819)
of which: attributable to non-controlling interests	4	4	0
Total comprehensive income	(1,567)	(847)	(720)
of which: attributable to shareholders	(1,577)	(857)	(720)
of which: attributable to non-controlling interests	10	10	0

Balance sheet
Total assets	972,183	971,916	267
Total liabilities	917,476	917,988	(512)
Total equity	54,707	53,928	779
of which: equity attributable to shareholders	54,533	53,754	779
of which: equity attributable to non-controlling interests	174	174	0

Capital information
Common equity tier 1 capital	35,582	35,280	302
Going concern capital	51,888	47,237	4,650
Risk-weighted assets	259,208	257,831	1,376
Common equity tier 1 capital ratio (%)	13.7	13.7	0.0
Going concern capital ratio (%)	20.0	18.3	1.7
Total loss-absorbing capacity ratio (%)	34.6	33.9	0.7
Leverage ratio denominator	911,325	911,232	94
Common equity tier 1 leverage ratio (%)	3.90	3.87	0.03
Going concern leverage ratio (%)	5.7	5.2	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.6	0.2

As of or for the quarter ended 30.9.19			As of or for the quarter ended 31.12.18
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

7,088	7,187	(100)	6,972	7,083	(111)
5,743	5,942	(199)	6,492	6,667	(176)
1,345	1,245	100	481	416	65
894	877	17	327	316	11
354	354	0	644	645	(1)
124	124	0	106	105	1
172	165	7	(78)	(79)	1
(200)	(275)	75	(518)	(571)	53
1,051	969	82	315	273	42
1,049	967	82	315	272	42
1	1	0	1	1	0

2,095	1,274	821	893	895	(2)
2,101	1,280	821	892	894	(2)
(6)	(6)	0	1	1	0
3,146	2,243	903	1,208	1,168	41
3,151	2,248	903	1,207	1,166	41
(5)	(5)	0	2	2	0

973,118	972,048	1,071	958,489	958,055	434
916,768	917,271	(503)	905,386	905,624	(238)
56,351	54,776	1,574	53,103	52,432	671
56,187	54,613	1,574	52,928	52,256	671
163	163	0	176	176	0

34,673	35,211	(538)	34,119	34,608	(489)
50,702	46,895	3,807	46,279	42,413	3,865
264,626	263,777	849	263,747	262,840	907
13.1	13.3	(0.2)	12.9	13.2	(0.2)
19.2	17.8	1.4	17.5	16.1	1.4
33.3	32.9	0.4	31.7	31.3	0.5
901,914	901,926	(11)	904,598	904,458	140
3.84	3.90	(0.06)	3.77	3.83	(0.05)
5.6	5.2	0.4	5.1	4.7	0.4
9.8	9.6	0.2	9.3	9.1	0.2

UBS Group AG interim consolidated financial information (unaudited)

UBS AG consolidated key figures
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18
Results
Operating income	7,145	7,187	7,083	29,307	30,642
Operating expenses	6,332	5,942	6,667	24,138	25,184
Operating profit / (loss) before tax	814	1,245	416	5,169	5,458
Net profit / (loss) attributable to shareholders	622	967	272	3,965	4,107
Profitability and growth[1]
Return on equity (%)[2]	4.6	7.2	2.1	7.4	7.9
Return on tangible equity (%)[3]	5.2	8.3	2.4	8.5	9.1
Return on common equity tier 1 capital (%)[4]	7.1	10.9	3.1	11.3	11.9
Return on risk-weighted assets, gross (%)[5]	11.0	11.0	11.0	11.2	12.0
Return on leverage ratio denominator, gross (%)[5]	3.2	3.2	3.1	3.2	3.4
Cost / income ratio (%)[6]	88.5	82.2	93.4	82.1	81.9
Net profit growth (%)[7]	128.4	(15.3)		(3.4)	441.9
Resources
Total assets	971,916	972,048	958,055	971,916	958,055
Equity attributable to shareholders	53,754	54,613	52,256	53,754	52,256
Common equity tier 1 capital[8]	35,280	35,211	34,608	35,280	34,608
Risk-weighted assets[8]	257,831	263,777	262,840	257,831	262,840
Common equity tier 1 capital ratio (%)[8]	13.7	13.3	13.2	13.7	13.2
Going concern capital ratio (%)[8]	18.3	17.8	16.1	18.3	16.1
Total loss-absorbing capacity ratio (%)[8]	33.9	32.9	31.3	33.9	31.3
Leverage ratio denominator[8]	911,232	901,926	904,458	911,232	904,458
Common equity tier 1 leverage ratio (%)[8]	3.87	3.90	3.83	3.87	3.83
Going concern leverage ratio (%)[8]	5.2	5.2	4.7	5.2	4.7
Total loss-absorbing capacity leverage ratio (%)[8]	9.6	9.6	9.1	9.6	9.1
Other
Invested assets (USD billion)[9]	3,607	3,422	3,101	3,607	3,101
Personnel (full-time equivalents)[10]	47,033	47,180	47,643	47,033	47,643

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information about our performance targets.    2 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on common equity tier 1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    4 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses divided by operating income before credit loss expense or recovery.    7 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of comparison period.    8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    9 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    10 As of 31 December 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 22,633; Personal & Corporate Banking: 5,064; Asset Management: 2,220; Investment Bank: 4,974; Corporate Center: 12,142.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended			For the year ended
	31.12.19	30.9.19	31.12.18	31.12.19	30.9.19	31.12.18	31.12.19	31.12.18
1 CHF	1.03	1.00	1.02	1.02	1.01	1.00	1.01	1.02
1 EUR	1.12	1.09	1.15	1.11	1.10	1.14	1.12	1.18
1 GBP	1.32	1.23	1.28	1.31	1.22	1.28	1.28	1.33
100 JPY	0.92	0.92	0.91	0.92	0.93	0.89	0.92	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCyB               countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Financial Market Infrastructure Act

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation, including Interest Rate Benchmark Reform, and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks or other cybersecurity disruptions, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  January 21, 2020